Exhibit 99.2

 POSTMEDIA NETWORK CANADA CORP.
 MANAGEMENT’S DISCUSSION AND ANALYSIS

 FOR THE YEARS ENDED AUGUST 31, 2015, 2014 AND 2013

Approved for issuance: October 21, 2015

OCTOBER 21, 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS

This management’s discussion and analysis of financial condition and results of operations of Postmedia Network Canada Corp. as well as its subsidiaries, which includes Postmedia Network Inc. (collectively, “we”, “our”, “us”, or “Postmedia”) should be read in conjunction with the annual audited consolidated financial statements and related notes of Postmedia for the years ended August 31, 2015, 2014 and 2013. The audited consolidated financial statements of Postmedia for the years ended August 31, 2015, 2014, and 2013 are available on SEDAR at www.sedar.com and on the EDGAR system maintained by the U.S. Securities and Exchange Commission at www.sec.gov.

This discussion contains statements that are not historical facts and are forward-looking statements. These statements are subject to a number of risks described in the section entitled “Risk Factors”. Risks and uncertainties may cause actual results to differ materially from those contained in such forward-looking statements. Such statements reflect management’s current views and are based on certain assumptions. They are only estimates of future developments, and actual developments may differ materially from these statements due to a number of factors. Investors are cautioned not to place undue reliance on such forward-looking statements. No forward-looking statement is a guarantee of future results. We have tried, where possible, to identify such statements by using words such as “believe”, “expect”, “estimate”, “anticipate”, “will”, “could” and similar expressions in connection with any discussion of future operating or financial performance. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

All amounts are expressed in Canadian dollars unless otherwise noted. The audited consolidated financial statements of Postmedia for the years ended August 31, 2015, 2014 and 2013 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

This management’s discussion and analysis is dated October 21, 2015 and does not reflect changes or information subsequent to this date. Additional information in respect of Postmedia is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Additional IFRS Measures

We use operating income before depreciation, amortization, impairment and restructuring, as presented in the audited consolidated financial statements for the years ended August 31, 2015, 2014 and 2013 and described in note 3 thereto, to assist in assessing our financial performance. Management and the Board of Directors of Postmedia use this measure to evaluate consolidated operating results and to assess Postmedia’s ability to incur and service debt. In addition, this measure is used to make operating decisions as it is an indicator of how much cash is being generated by Postmedia and assists in determining the need for additional cost reductions, evaluation of personnel and resource allocation decisions. Operating income before depreciation, amortization, impairment and restructuring is referred to as an additional IFRS measure and may not be comparable to similar measures presented by other companies.

Overview and Background

Our business consists of news and information gathering and dissemination operations, with products offered in local, regional and major metro markets in Canada through a variety of print, web, tablet and smartphone platforms. The combination of these platforms provides audiences with a variety of media through which to access and interact with our content. The breadth of our reach and the diversity of our content enable advertisers to reach their target audiences on a local, regional or national scale through the convenience of a single provider. We are the largest publisher by circulation of daily newspapers in Canada, according to Newspapers Canada’s 2014 Circulation Data Report. Postmedia has the highest weekly print readership of newspapers in Canada, based on NADbank spring 2015 survey data.

For financial reporting purposes we have one operating segment, the Newsmedia segment (formerly, the Newspaper segment), which publishes daily and non-daily newspapers and operates digital media and online assets including the canada.com and canoe.com websites, each newspaper’s online website and Infomart, our media monitoring service.

Recent Developments

On October 6, 2014, we entered into a purchase agreement (the “Purchase Agreement”) with Quebecor Media Inc. (“QMI”) to purchase all of the outstanding shares of 7717415 Canada Inc. (previously known as Quebecor Media Printing Inc.) (“QMPI”). As at the acquisition date of April 13, 2015, QMPI owned Sun Media Corporation’s stable of more than 170 English-language newspapers and specialty publications as well as digital properties. The purchase price consisted of cash consideration of $305.5 million, less a final closing working capital receivable of $1.2 million which was received subsequent to August 31, 2015 (the “Sun Acquisition”). During the year ended August 31, 2015, we incurred acquisition and integration costs of $10.4 million and $2.4 million, respectively, both of which are included in restructuring and other items in the consolidated statements of operations. Upon acquisition, QMPI and its subsidiary amalgamated to form a new corporation which subsequently amalgamated with Postmedia Network Inc. We financed the purchase price and transaction costs associated with the Sun Acquisition through the issuance of 8.25% Senior Secured Notes due 2017 (“First-Lien Notes”), the issuance of Class NC variable voting shares of Postmedia (“Variable Voting Shares”) pursuant to a rights offering of subscription receipts (the “Rights Offering”), net proceeds related to the sale of the Montreal Gazette production facility and corporate cash all as described below.

The debt financing for the Sun Acquisition was provided through the issuance of an additional $140.0 million of First-Lien Notes to an existing noteholder, Canso Investment Counsel Ltd. (“Canso”), acting on behalf of certain accounts that it manages. On October 31, 2014, pursuant to a subscription agreement with Canso, we issued subscription receipts which were automatically exchanged for the additional First-Lien Notes on April 13, 2015 (“Notes Subscription Receipts”). The Notes Subscription Receipts bore interest at the same rate as the First-Lien Notes with interest commencing as of November 1, 2014. During the year ended August 31, 2015, we recorded $5.2 million of interest expense related to the Notes Subscription Receipts in the consolidated statement of operations and incurred $4.9 million of debt issuance costs which are included in the carrying value of long-term debt on the consolidated statement of financial position.

The equity financing for the Sun Acquisition was provided pursuant to the Rights Offering for proceeds of $173.5 million. Under the terms of the Rights Offering, shareholders of Postmedia as of February 17, 2015 received one right for each share held to subscribe for 5.9929 subscription receipts (“Equity Subscription Receipts”). On March 18, 2015, the Rights Offering closed, with a total of 240,972,226 Equity Subscription Receipts issued at a subscription price of $0.72, which represented a significant discount to the market price of the Variable Voting Shares at the time. On April 13, 2015, each Equity Subscription Receipt was automatically exchanged for one Variable Voting Share without additional consideration. As at August 31, 2015, we have a total of 281,181,845 Variable Voting Shares and Class C voting shares outstanding. During the year ended August 31, 2015, we incurred $9.2 million of share issuance costs which are included in the carrying value of capital stock on the consolidated statement of financial position.

The remaining financing for the Sun Acquisition was provided through corporate cash and the net proceeds related to the sale of the Montreal Gazette production facility. Due to the outsourcing of the production of the Montreal Gazette, the production facility was no longer required. The sale of the Montreal Gazette production facility closed on October 31, 2014 and the net proceeds of $12.4 million were used to fund a portion of the Sun Acquisition. See note 4 of the audited consolidated financial statements for the years ended August 31, 2015, 2014 and 2013 for the detail of the net assets acquired and the goodwill recognized as part of the Sun Acquisition.

Due to the outsourcing of the production of the Edmonton Journal in August 2013, the production facility was no longer required. During the year ended August 31, 2015, we sold the land and building related to the Edmonton Journal production facility for gross proceeds of $9.4 million. Based on the net proceeds, the fair value less costs of disposal of the production facility was reduced to $8.2 million and as a result, during the year ended August 31, 2015, we recorded an impairment of $2.3 million. Pursuant to the First-Lien Notes indenture, the net proceeds of $8.2 million from the sale are required to be reinvested in the business and as a result are recorded as restricted cash on the consolidated statement of financial position. If the amount not reinvested in the business within the next year exceeds $5.0 million we will be required to make an offer to redeem First-Lien Notes.

Due to the outsourcing of the production of the Vancouver newspapers, which includes both The Vancouver Sun and The Province, in February 2015 the production facility was no longer required and as a result we classified the production facility as held-for-sale in the consolidated statement of financial position. During the year ended August 31, 2015, we sold the land and building related to the Vancouver newspapers production facility for gross proceeds of $17.6 million and realized a gain on sale of $0.4 million in the consolidated statements of operations. Net proceeds from the sale of the Vancouver newspapers production facility of $17.2 million are recorded as restricted cash on the consolidated statement of financial position and pursuant to the First-Lien Notes indenture were used to make an offer to redeem an equal amount of First-Lien Notes. A total of $6.5 million of aggregate principal amount of First-Lien Notes were tendered for repurchase and subsequent to August 31, 2015, we made a payment of $6.7 million (including accrued interest of $0.2 million) to redeem the notes. The remaining restricted cash of $10.5 million is being held in trust by the Second-Lien noteholders and is required to be reinvested in the business within a year and if not, would constitute Excess Collateral Proceeds per the terms of the Second-Lien Notes indenture. If the Excess Collateral Proceeds exceed $25.0 million we will be required to make an offer to redeem Second-Lien Notes.

On October 16, 2014 we entered into a new senior secured asset-based revolving credit facility (the “ABL Facility) for an aggregate amount of up to $20.0 million. The ABL Facility replaced our previous facility that matured on July 13, 2014. The ABL Facility matured on October 16, 2015 and was secured on a first-priority basis by accounts receivable, cash and inventory and any related assets of Postmedia and on a third priority basis by the First-Lien Notes collateral. During the year ended August 31, 2015, we incurred $0.6 million of debt issuance costs related to the ABL Facility. As at August 31, 2015, we had no amounts drawn and had availability of $20.0 million on the ABL Facility. Subsequent to August 31, 2015 the ABL Facility matured and was not replaced.

In October 2014, we received certification from the Ontario Digital Media Corporation that digital media tax credits totaling a cash claim of $17.3 million for the years ended August 31, 2011 and 2012 were eligible to be claimed. We refiled the tax return for the year ended August 31, 2012 to reflect the digital media tax credits and during the year ended August 31, 2015, received $17.8 million (including accrued interest of $0.5 million) related to this claim. During the year ended August 31, 2015 we recorded the tax credit as a recovery of compensation expense of $17.3 million as the claim primarily related to previously recognized compensation expenses. We are in the process of completing our final claim under the program for the period of September 1, 2012 to April 23, 2015, and will record the tax credit receivable when there is reasonable assurance we have complied with the conditions of the program.

Selected Annual Information

	For the years ended August 31,
	2015	2014	2013
Revenue	750,283	674,255	751,583

Net loss attributible to equity holders of the Company	(263,405)	(107,461)	(160,226)
Net loss per share attributible to equity holders of the Company
Basic	$(1.98)	$(2.67)	$(3.98)
Diluted	$(1.98)	$(2.67)	$(3.98)

Total assets	874,097	740,594	862,797
Total long-term financial liabilities	646,336	473,800	474,380

Key Factors Affecting Operating Results

Revenue is earned primarily from advertising, circulation and digital sources. Print advertising revenue is a function of the volume, or linage, of advertising sold and rates charged. Print circulation revenue is derived from home-delivery subscriptions for newspapers, including All Access Subscriptions (across the four platforms of print, web, tablet and smartphone), single copy sales at retail outlets and vending machines and is a function of the number of newspapers sold and the price per copy. Digital revenue consists of revenue from national and local display advertising as well as digital classified advertising on our newspaper and other websites, including canada.com, canoe.com, revenue from e-Papers and Digital Access subscriptions, as well as subscription revenue generated through Infomart, our media monitoring service.

Print advertising revenue was $123.9 million and $404.7 million for the three months and year ended August 31, 2015, representing 53.8% and 53.9% of total revenue for such periods, respectively. Our major advertising categories consist of local, national, and inserts. These categories composed 54.0%, 24.2% and 20.1%, respectively, of total print advertising for the three months ended August 31, 2015, and 46.8%, 30.2% and 20.3%, respectively, of total print advertising for the year ended August 31, 2015.

Print advertising is influenced by both the overall strength of the economy and the impact of significant structural changes in the newspaper industry and media in general. The continuing shift in advertising dollars from print advertising to advertising in other formats, particularly online and other digital platforms including search and social media websites, combined with periods of economic uncertainty have resulted in significant declines in print advertising. We anticipate the print advertising market to remain challenging and expect trends in the three months ended August 31, 2015 to continue into fiscal 2016. During the three months and year ended August 31, 2015, we experienced print advertising revenue increases of 67.0% and 7.8%, respectively, as compared to the same periods in the prior year as a result of the Sun Acquisition. Excluding the impact of the Sun Acquisition, print advertising revenue would have decreased 13.7% and 17.9%, respectively, for the three months and year ended August 31, 2015. This decrease in print advertising revenue in the three months and year ended August 31, 2015 relates to weakness across all major advertising categories.

Print circulation revenue was $70.0 million and $222.0 million for the three months and year ended August 31, 2015, representing 30.4% and 29.6% of total revenue for such periods, respectively. Circulation revenues increased $22.0 million and $27.8 million in the three months and year ended August 31, 2015, respectively, as compared to the same period in the prior year as a result of the Sun Acquisition. Excluding the impact of the Sun Acquisition, print circulation revenue would have decreased $2.3 million and $9.7 million, respectively, for the three months and year ended August 31, 2015. These decreases are the result of declines in circulation volumes that have been experienced over the last few years and this trend continued in the three months and year ended August 31, 2015. Volume declines have been partially offset by price increases and we expect these print circulation revenue trends to continue into fiscal 2016.

Digital revenue was $27.0 million and $97.7 million for the three months and year ended August 31, 2015, representing 11.7% and 13.0% of total revenue for such periods, respectively. Digital revenues increased 33.4% and 11.0%, respectively, in the three months and year ended August 31, 2015, as compared to the same period in the prior year as a result of the Sun Acquisition. Excluding the impact of the Sun Acquisition, digital revenues decreased 2.4% and 1.5%, respectively, in the three months and year ended August 31, 2015, as compared to the same period in the prior year, as a result of decreases in both local and national digital advertising revenue and digital classified revenue, partially offset by increases in digital subscription revenue. We continue to believe digital revenue represents a future growth opportunity for Postmedia and as a result we are focused on various new products and initiatives in this area.

Our principal expenses consist of compensation, newsprint, distribution and production. These composed 44.3%, 6.5%, 20.3% and 9.2%, respectively, of total operating expenses excluding depreciation, amortization and restructuring for the three months ended August 31, 2015 and 45.9%, 5.8%, 19.2% and 9.2%, respectively, of total operating expenses excluding depreciation, amortization, impairment and restructuring for the year ended August 31, 2015. Excluding the impact of the Sun Acquisition, we experienced declines in compensation, newsprint and distribution expenses of 11.9%, 18.7% and 4.8%, respectively, and an increase in production expenses of 34.0% in the three months ended August 31, 2015. Excluding the impact of the Sun Acquisition, we experienced declines in compensation, newsprint and distribution expenses of 16.8%, 20.5% and 7.6%, respectively, and an increase in production expenses of 28.3% in the year ended August 31, 2015, as compared to the same periods in the prior year. In the year ended August 31, 2015, compensation expense includes a recovery of $17.3 million related to the Ontario Interactive Digital Media Tax Credit as described earlier in “Recent Developments”.

As of August 31, 2015, we have completed our three year business transformation program announced in July 2012 (“Transformation Program”) targeting total operating cost reductions of 15% to 20%. In total, we implemented net annualized cost savings of approximately $136 million, or 20% of operating costs under the Transformation Program. The net annualized cost savings primarily relate to decreases in compensation expenses partially offset by increases in production expenses as a result of outsourced newspaper production. As a result of the Sun Acquisition and the continuing trends in advertising revenue, we will continue to pursue additional cost reduction initiatives in the future. Specifically, we plan to eliminate an estimated additional $50 million in operating costs by the end of fiscal 2017 (“New Transformation Program”). These additional cost reductions are expected to come from a combination of acquisition synergies and further streamlining of our operations. During the three months ended August 31, 2015 we implemented initiatives which are expected to result in an additional $14 million of net annualized cost savings under the New Transformation Program.

Our operating results are affected by variations in the cost and availability of newsprint. Newsprint is the principal raw material used in the production of our daily newspapers and other print publications. It is a commodity that is generally subject to price volatility. We take advantage of the purchasing power that comes with the large volume of newsprint we purchase, as well as our proximity to paper mills across Canada, to minimize our total newsprint expense. Changes in newsprint prices can significantly affect our operating results. A $50 per tonne increase or decrease in the price of newsprint would be expected to affect our newsprint expense by approximately $4.5 million on an annualized basis. We don’t expect a material change in newsprint prices in fiscal 2016.

Our distribution is primarily outsourced to third party suppliers. The key drivers of our distribution expenses are fuel costs and circulation and insert volumes. Excluding the impact of the Sun Acquisition, our distribution expenses have decreased during the year ended August 31, 2015 primarily as a result of a reduction in newspaper circulation volumes and cost reduction initiatives.

Our production costs include the costs related to outsourced production of our newspapers as well as ink and other production supplies. Our production expenses have increased during the year ended August 31, 2015 as a result of the Sun Acquisition, as well as outsourced newspaper production of the Calgary Herald in November 2013, the Montreal Gazette in August 2014 and both The Vancouver Sun and The Province in February 2015. We expect production costs to continue to increase in fiscal 2016 as a result of the outsourcing of the Vancouver newspapers in February 2015.

Other Factors

Seasonality

Revenue has experienced, and is expected to continue to experience, seasonality due to seasonal advertising patterns and seasonal influences on media consumption habits. Typically, our advertising revenue is highest in the first and third fiscal quarters, while expenses are relatively constant throughout the fiscal year.

Critical accounting estimates

The preparation of financial statements in accordance with IFRS requires management to make estimates, assumptions and judgements that affect the reported amounts of assets and liabilities, related amounts of revenues and expenses, and disclosure of contingent assets and liabilities. Although these estimates, assumptions and judgements are based upon management’s knowledge of the amount, event or actions; actual results could differ from those estimates, assumptions and judgements.

We have identified the following significant areas that require management to use estimates, assumptions and judgements. These accounting estimates, assumptions and judgements are considered critical as changes in such estimates, assumptions and judgements have the potential to materially impact the audited consolidated financial statements. For a summary of our significant accounting policies please refer to note 2 of our audited consolidated financial statements for the years ended August 31, 2015, 2014 and 2013.

The following significant areas require management to use assumptions and to make estimates:

Impairment of goodwill and long lived assets

We test goodwill and indefinite life intangible assets for impairment annually, or more frequently if there are indicators that an impairment may have arisen. In testing for impairment, assets, including indefinite life intangible assets and other long lived assets, are grouped into a cash generating unit ("CGU" or "CGUs") which represents the lowest level for which there are separately identifiable cash inflows. For the purpose of goodwill impairment testing, goodwill is allocated to each CGU (or group of CGUs) based on the level at which management monitors goodwill, however not higher than an operating segment. Accordingly, management has allocated its goodwill to its single operating segment, the Newsmedia operating segment, which is also at the entity level, and the level at which goodwill is monitored, herein referred to as the Goodwill CGU. The recoverable amount of each CGU or group of CGUs is based on the higher of value in use and fair value less cost to sell calculations. We have computed the fair value less cost to sell of the Goodwill CGU and each individual CGU using a discounted cash flow model that requires market participant assumptions about future cash flows and discount rates. The future cash flows are based on management’s best estimate considering historical and expected operating plans, current strategies, economic conditions and the general outlook for the industry and markets in which we operate. The cash flow projections are based upon financial forecasts prepared by management covering a three year period and cash flows after the three year period are extrapolated using industry growth rates. The after tax discount rate represents a weighted average cost of capital (“WACC”) for comparable companies operating in our industry, based on publicly available information. The WACC is a market participant estimate of the overall required rate of return on an investment for both debt and equity owners and serves as the basis for developing an appropriate discount rate. Determination of the WACC requires separate analysis of the cost of equity and debt, and considers a market participant risk premium based on an assessment of risks related to the projected cash flows. Refer to note 5 of our audited consolidated financial statements for the years ended August 31, 2015, 2014 and 2013 for more details about the methods and assumptions used in estimating the recoverable amount.

Employee future benefits

The cost of defined benefit pension benefit plans, post-retirement benefit plans and other long-term employee benefit plans and the present value of the defined benefit obligation are determined using actuarial valuations. An actuarial valuation involves making various assumptions including the discount rate to measure the net defined benefit obligation and mortality rates, among others. Due to the complexity of the actuarial valuations and the long-term nature of employee future benefits, the corresponding obligation is highly sensitive to changes in assumptions. Discount rates and the expected return on plan assets compared to the actual return on plan assets are reviewed at each reporting date and corresponding adjustments are recognized in other comprehensive income and deficit. A change in the discount rate used in the valuation of net defined benefit obligations, affects the reported funded status of our plans as well as the net benefit cost in subsequent fiscal years. As at August 31, 2015 a 50 basis-point decrease in the discount rate would increase our defined benefit obligations by $43.2 million and a 50 basis-point increase in the discount rate would decrease our defined benefit obligations by $38.5 million. Refer to note 15 of our audited consolidated financial statements for the years ended August 31, 2015, 2014 and 2013 for more details about the methods and assumptions used in estimating the cost of our defined benefit pension benefit plans, post-retirement benefit plans and other long-term employee benefit plans.

The following areas require management to use significant judgements apart from those involving estimates:

Determination of useful lives for the depreciation and amortization of assets with finite lives

For each class of assets with finite lives, management has to determine over which period we will consume the assets future economic benefits. The determination of such periods and if necessary, the subsequent revision of such periods, involves judgement and has an impact on the depreciation and amortization expense recorded in the consolidated statements of operations. We take into account industry trends and industry specific factors, including changing technologies and expectations for the in-service period of assets when determining their respective useful lives.

Determination of fair value of the identifiable assets acquired and liabilities assumed

For all identifiable assets acquired and liabilities assumed, management has to determine the fair value at acquisition. The determination of fair value involves judgement and has an impact on the property and equipment and intangible assets and the related deferred income tax effect recorded in the consolidated statement of financial position.

Determination of the recoverability of deferred tax assets

Judgement is required in determining whether deferred tax assets are recognised.  Deferred tax assets, including those arising from unutilised tax losses require management to assess the likelihood that we will generate taxable earnings in future periods, in order to utilize deferred tax assets. Deferred tax assets are reviewed at each reporting date based upon the likely timing and the level of the reversal of existing taxable temporary differences, future taxable income and future tax planning strategies. Deferred tax assets are reduced to the extent that in management’s judgement it is no longer probable that the related tax benefit will be realized.

Change in accounting policy

We have adopted the following new standard effective September 1, 2014:

(i) IFRIC 21 – Levies

The standard clarifies that the timing for recognizing a liability that is imposed by governments should be based on the activity in the legislation that would trigger the payment. This standard is required to be applied retrospectively for annual periods beginning on or after January 1, 2014, with earlier adoption permitted. The adoption of this standard did not have an impact on the audited consolidated financial statements.

Operating Results

Postmedia’s operating results for the three months ended August 31, 2015 as compared to the three months ended August 31, 2014

	2015	2014
Revenues
Print advertising	123,870	74,192
Print circulation	69,980	48,009
Digital	27,033	20,266
Other	9,349	4,337
Total revenues	230,232	146,804
Expenses
Compensation	92,140	62,587
Newsprint	13,539	6,660
Distribution	42,302	24,804
Production	19,063	9,383
Other operating	40,880	27,669
Operating income before depreciation, amortization and restructuring	22,308	15,701
Depreciation	5,782	26,332
Amortization	10,847	9,527
Restructuring and other items	11,349	7,934
Operating loss	(5,670)	(28,092)
Interest expense	18,821	14,777
Net financing expense relating to employee benefit plans	1,405	1,404
Gain on disposal of property and equipment and asset held-for-sale	(411)	(26)
Loss on derivative financial instruments	21,901	2,420
Foreign currency exchange losses	19,387	3,094
Loss before income taxes	(66,773)	(49,761)
Recovery of income taxes	(12,681)	-
Net loss attributable to equity holders of the Company	(54,092)	(49,761)

Revenue

Print advertising

Print advertising revenue increased $49.7 million to $123.9 million for the three months ended August 31, 2015 as compared to the same period in prior year. Excluding the impact of the Sun Acquisition, print advertising revenue decreased $10.2 million, or 13.7%, and was experienced across all of our major categories including decreases from local advertising of 10.4%, national advertising of 20.0%, and insert advertising of 10.1%. The decreases were due to declines in both volume and rate with the total print advertising linage and average line rate decreasing 7.2% and 8.1%, respectively, during the three months ended August 31, 2015, as compared to the same period in the prior year.

Print circulation

Print circulation revenue increased $22.0 million to $70.0 million for the three months ended August 31, 2015 as compared to the same period in the prior year. Excluding the impact of the Sun Acquisition, print circulation revenue decreased $2.3 million, or 4.8%, as a result of paid circulation volume decreasing 9.3%, partially offset by price increases.

Digital

Digital revenue increased $6.8 million to $27.0 million for the three months ended August 31, 2015, as compared to the same period in the prior year. Excluding the impact of the Sun Acquisition, digital revenue decreased $0.5 million, or 2.4%, as a result of decreases in local digital advertising revenue of $0.2 million, digital classified revenue of $0.5 million and national digital advertising revenue of $0.3 million, partially offset by an increase in digital subscription revenue of $0.1 million and other digital revenue of $0.4 million.

Other

Other revenue increased by $5.0 million to $9.3 million for the three months ended August 31, 2015, as compared to the same period in the prior year, as a result of the Sun Acquisition. Excluding the impact of the Sun Acquisition, other revenue was comparable to the same period in the prior year.

Expenses

Compensation

Compensation expenses increased $29.6 million to $92.1 million for the three months ended August 31, 2015, as compared to the same period in the prior year. Excluding the impact of the Sun Acquisition, compensation expenses decreased $7.5 million, or 11.9%, for the three months ended August 31, 2015, as compared to the same period in the prior year. This decrease is primarily as a result of lower salary and benefits expense of $8.1 million due to cost reduction initiatives, partially offset by an increase in short-term incentive plan awards of $0.8 million.

Newsprint

Newsprint expenses increased $6.9 million to $13.5 million for the three months ended August 31, 2015, as compared to the same period in the prior year. Excluding the impact of the Sun Acquisition, newsprint expenses decreased $1.2 million, or 18.7%, as a result of consumption decreases of 16.1% due to continued usage reduction efforts as well as lower newspaper circulation volumes, combined with a decrease in newsprint cost per tonne of 3.1%. Newsprint expenses include newsprint purchased for production at both our owned and outsourced production facilities.

Distribution

Distribution expenses increased $17.5 million to $42.3 million for the three months ended August 31, 2015, as compared to the same period in the prior year. Excluding the impact of the Sun Acquisition, distribution expenses decreased $1.2 million, or 4.8%, primarily as a result of a reduction in newspaper circulation volumes.

Production

Production expenses increased $9.7 million to $19.1 million for the three months ended August 31, 2015, as compared to the same period in the prior year. Excluding the impact of the Sun Acquisition, production expenses increased $3.2 million, or 34.0%, as a result of outsourced newspaper production of the Montreal Gazette in August 2014 and both The Vancouver Sun and The Province in February 2015.

Other operating

Other operating expenses increased $13.2 million to $40.9 million for the three months ended August 31, 2015, as compared to the same period in the prior year. Excluding the impact of the Sun Acquisition, other operating expenses decreased $0.2 million as a result of ongoing cost savings initiatives.

Operating income before depreciation, amortization and restructuring

Operating income before depreciation, amortization and restructuring increased $6.6 million to $22.3 million for the three months ended August 31, 2015, as compared to the same period in the prior year. Excluding the impact of the Sun Acquisition, operating income before depreciation, amortization and restructuring decreased $6.1 million as a result of decreases in revenue, partially offset by decreases in expenses as discussed above.

Depreciation

Depreciation expense decreased $20.6 million to $5.8 million for the three months ended August 31, 2015, as compared to the same period in the prior year. The decrease relates primarily to reduced depreciation of the production assets of the Montreal Gazette and the Vancouver newspapers as a result of the outsourced production of these newspapers in August 2014 and February 2015, respectively, partially offset by additional depreciation expense related to the Sun Acquisition.

Amortization

Amortization expense increased $1.3 million, or 13.9%, to $10.8 million for the three months ended August 31, 2015, as compared to the same period in the prior year, due to the additional amortization expense related to the Sun Acquisition, partially offset by finite life intangible assets that have been fully amortized in the three months ended August 31, 2015.

Restructuring and other items

Restructuring and other items expense increased $3.4 million to $11.3 million for the three months ended August 31, 2015 as compared to the same period in the prior year. Restructuring and other items expense for the three months ended August 31, 2015 consists of severance costs of $11.1 million, which include both involuntary terminations and voluntary buyouts, and acquisition and integration costs related to the Sun Acquisition of $0.1 million and $0.1 million, respectively, as described earlier in “Recent Developments”. Restructuring and other items expense for the three months ended August 31, 2014 consisted of $6.2 million of severance costs, which included both involuntary terminations and voluntary buyouts, and acquisition costs of $1.7 million related to the Sun Acquisition.

Operating loss

Operating loss decreased $22.4 million to $5.7 million for the three months ended August 31, 2015, as compared to the same period in the prior year. The decrease in operating loss is the result of an increase in operating income before depreciation, amortization and restructuring and a decrease in depreciation, partially offset by increases in restructuring and other items and amortization expense, all as discussed above.

Interest expense

Interest expense increased $4.0 million, or 27.4%, to $18.8 million for the three months ended August 31, 2015, as compared to the same period in the prior year. Interest expense primarily relates to interest on our long-term debt that is recognized using the effective interest rate method, which amortizes the initial debt financing costs and includes both cash and non-cash interest. The increase in interest expense relates to an increase in cash interest expense of $3.9 million and an increase in non-cash interest expense of $0.1 million. The increase in cash interest includes $2.8 million of interest expense on the additional First-Lien Notes as described earlier in “Recent Developments” and $1.3 million related to the Second-Lien Notes primarily due to the increase in US dollar currency translation, partially offset by a decrease of $0.2 million due to lower outstanding First-Lien Notes.

Net financing expense relating to employee benefit plans

Net financing expense relating to employee benefit plans increased a nominal amount to $1.4 million for the three months ended August 31, 2015, as compared to the same period in the prior year.

Gain on disposal of property and equipment and asset held-for-sale

During the three months ended August 31, 2015, we realized a gain of $0.4 million due to the sale of the Vancouver newspapers production facility as described earlier in “Recent Developments”. During the three months ended August 31, 2014, we disposed of property and equipment and realized a nominal gain.

Loss on derivative financial instruments

Loss on derivative financial instruments for the three months ended August 31, 2015 was $21.9 million as compared to $2.4 million during the same period in the prior year. The losses relate to the change in fair value of our variable prepayment option embedded derivatives on the First-Lien Notes and Second-Lien Notes and includes a decrease related to the expiration of certain embedded derivatives related to the Second-Lien Notes during the three months ended August 31, 2015.

Foreign currency exchange losses

Foreign currency exchange losses for the three months ended August 31, 2015 were $19.4 million as compared to $3.1 million during the same period in the prior year.Foreign currency exchange losses consist primarily of unrealized losses related to changes in the carrying value of the Second-Lien Notes. On July 15, 2014 a foreign currency interest rate swap, that was accounted for as a hedge, with a notional amount of US$167.5 million related to the Second-Lien Notes matured, exposing us to foreign currency gains and losses on the entire US$268.6 million of Second-Lien Notes outstanding.

Loss before income taxes

Loss before income taxes increased $17.0 million to $66.8 million for the three months ended August 31, 2015, as compared to the same period in the prior year. The increase in loss before income taxes is primarily the result of increases in interest expense, loss on derivative financial instruments and foreign currency exchange losses, partially offset by a decrease in operating loss, all as discussed above.

Recovery of income taxes

Recovery of income taxes for the three months ended August 31, 2015 was $12.7 million as a result of the recognition of a portion of our historical tax loss carryforwards which offset the scheduled reversal of taxable temporary differences acquired in the Sun Acquisition. We have not recognized any of our remaining cumulative tax loss carryforwards. We did not record a current or deferred tax expense or recovery for the three months ended August 31, 2014.

Net loss attributable to equity holders of the Company

Net loss increased $4.3 million to $54.1 million for the three months ended August 31, as compared to the same period in the prior year, as a result of the factors described above in loss before income taxes and recovery of income taxes.

Operating Results

Postmedia’s operating results for the year ended August 31, 2015 as compared to the year ended August 31, 2014

	2015	2014
Revenues
Print advertising	404,685	375,457
Print circulation	221,969	194,176
Digital	97,669	88,023
Other	25,960	16,599
Total revenues	750,283	674,255
Expenses
Compensation	293,326	281,085
Newsprint	37,015	30,770
Distribution	122,863	101,794
Production	58,908	37,671
Other operating	126,759	113,430
Operating income before depreciation, amortization, impairment and restructuring	111,412	109,505
Depreciation	31,957	66,646
Amortization	40,146	39,080
Impairments	153,043	-
Restructuring and other items	34,622	39,285
Operating loss	(148,356)	(35,506)
Interest expense	69,157	61,914
Net financing expense relating to employee benefit plans	5,577	5,617
Gain on disposal of property and equipment and asset held-for-sale	(1,157)	(257)
(Gain) loss on derivative financial instruments	18,389	(1,590)
Foreign currency exchange losses	61,764	6,271
Loss before income taxes	(302,086)	(107,461)
Recovery of income taxes	(38,681)	-
Net loss attributable to equity holders of the Company	(263,405)	(107,461)

Revenue

Print advertising

Print advertising revenue increased $29.2 million, or 7.8%, to $404.7 million for the year ended August 31, 2015, as compared to the same period in the prior year. Excluding the impact of the Sun Acquisition, print advertising revenue decreased $67.2 million, or 17.9%, and was experienced across all of our major categories including decreases from local advertising of 12.8%, national advertising of 25.1%, and insert advertising of 13.0%. The decreases were due to declines in both volume and rate with the total print advertising linage and average line rate decreasing 11.8% and 8.1%, respectively, during the year ended August 31, 2015, as compared to the same period in the prior year.

Print circulation

Print circulation revenue increased $27.8 million, or 14.3%, to $222.0 million for the year ended August 31, 2015 as compared to the same period in the prior year. Excluding the impact of the Sun Acquisition, print circulation revenue decreased $9.7 million, or 5.0%, as a result of paid circulation volume decreasing 10.2%, partially offset by price increases.

Digital

Digital revenue increased $9.6 million, or 11.0%, to $97.7 million for the year ended August 31, 2015, as compared to the same period in the prior year. Excluding the impact of the Sun Acquisition, digital revenue decreased $1.3 million, or 1.5%, as a result of decreases in digital classified revenue of $1.8 million, local digital advertising revenue of $1.2 million and national digital advertising revenue of $1.1 million, partially offset by increases in digital subscription revenue of $1.5 million and other digital revenue of $1.5 million.

Other

Other revenue increased $9.4 million to $26.0 million for the year ended August 31, 2015, as compared to the same period in the prior year. Excluding the impact of the Sun Acquisition, other revenue increased $0.6 million, or 3.6%, primarily as a result of an increase in commercial printing revenue of $0.8 million.

Expenses

Compensation

Compensation expenses increased $12.2 million, or 4.4%, to $293.3 million for the year ended August 31, 2015, as compared to the same period in the prior year. Excluding the impact of the Sun Acquisition and the recovery of $17.3 million relating to the Ontario Interactive Digital Media Tax Credit as described earlier in “Recent Developments”, compensation expenses decreased $29.8 million, or 10.6%, as a result of lower salary and benefits expense of $29.2 million due to cost reduction initiatives, a decrease in share-based compensation plans and other long-term incentive plans expense of $1.3 million, partially offset by an increase of $1.2 million in employee benefit plan expense as a result of a decrease in the discount rate used to measure the employee benefit plan cost of our defined benefit pension plans.

Newsprint

Newsprint expenses increased $6.2 million, or 20.3%, to $37.0 million for the year ended August 31, 2015, as compared to the same period in the prior year. Excluding the impact of the Sun Acquisition, newsprint expenses decreased $6.3 million, or 20.5%, as a result of consumption decreases of 17.3% due to continued usage reduction efforts as well as lower newspaper circulation volumes, combined with a decrease in newsprint cost per tonne of 3.9%. Newsprint expenses include newsprint purchased for production at both our owned and outsourced production facilities.

Distribution

Distribution expenses increased $21.1 million, or 20.7%, to $122.9 million for the year ended August 31, 2015, as compared to the same period in the prior year. Excluding the impact of the Sun Acquisition, distribution expenses decreased $7.7 million, or 7.6%, as a result of a reduction in newspaper circulation volumes and cost reduction initiatives.

Production

Production expenses increased $21.2 million to $58.9 million for the year ended August 31, 2015, as compared to the same period in the prior year. Excluding the impact of the Sun Acquisition, production expenses increased $10.7 million, or 28.3%, as a result of outsourced newspaper production of the Calgary Herald in November 2013, the Montreal Gazette in August 2014 and both The Vancouver Sun and The Province in February 2015.

Other operating

Other operating expenses increased $13.3 million, or 11.8%, to $126.8 million for the year ended August 31, 2015, as compared to the same period in the prior year. Excluding the impact of the Sun Acquisition, other operating expenses decreased $7.9 million, or 7.0%, as a result of ongoing cost savings initiatives.

Operating income before depreciation, amortization, impairment and restructuring

Operating income before depreciation, amortization, impairment and restructuring increased $1.9 million, or 1.7%, to $111.4 million for the year ended August 31, 2015, as compared to the same period in the prior year. Excluding the impact of the Sun Acquisition, operating income before depreciation, amortization, impairment and restructuring decreased $19.1 million, or 17.4%, as a result of decreases in revenue, partially offset by decreases in expenses as discussed above.

Depreciation

Depreciation expense decreased $34.7 million to $32.0 million for the year ended August 31, 2015, as compared to the same period in the prior year. The decrease relates primarily to reduced depreciation of the production assets of the Calgary Herald, Montreal Gazette and Vancouver newspapers as a result of the outsourced production of these newspapers in November 2013, August 2014 and February 2015, respectively, partially offset by additional depreciation expense related to the Sun Acquisition.

Amortization

Amortization expense increased $1.1 million to $40.1 million for the year ended August 31, 2015, as compared to the same period in the prior year. The increase relates to additional amortization expense related to the Sun Acquisition, partially offset by certain software and finite life intangible assets that have been fully amortized.

Impairments

During the year ended August 31, 2015, we completed our annual impairment testing of goodwill and indefinite life intangible assets. As a result of the impairment analysis we recorded an impairment of $150.7 million which consisted of $80.0 million related to goodwill and $70.7 million related to intangible assets. The impairments were as a result of lower than anticipated long-term revenue projections due to economic and structural factors including the uncertainty of the print advertising market and the rapidly evolving digital advertising market. In addition, due to the outsourcing of the production of the Edmonton Journal in August 2013, the production facility was no longer required. As a result, during the year ended August 31, 2015, we recorded an impairment of $2.3 million based on the net proceeds of the production facility discussed previously in “Recent Developments”. During the year ended August 31, 2014, no impairments were recorded.

Restructuring and other items

Restructuring and other items expense decreased $4.7 million to $34.6 million for the year ended August 31, 2015 as compared to the same period in the prior year. Restructuring and other items expense for the year ended August 31, 2015 consists of severance costs of $21.8 million, which include both involuntary terminations and voluntary buyouts, and acquisition costs and integration costs related to the Sun Acquisition of $10.4 million and $2.4 million, respectively, as described earlier in “Recent Developments”. Restructuring and other items expense for the year ended August 31, 2014 consisted of severance costs of $37.6 million, which included both involuntary terminations and voluntary buyouts, and acquisition costs of $1.7 million related to the Sun Acquisition.

Operating loss

Operating loss was $148.4 million for the year ended August 31, 2015, as compared to $35.5 million for the same period in the prior year. The increase in operating loss is primarily the result of impairments, partially offset by decreases in depreciation expense and restructuring and other items expense, all as discussed above.

Interest expense

Interest expense increased $7.2 million, or 11.7%, to $69.2 million for the year ended August 31, 2015, as compared to the same period in the prior year. Interest expense primarily relates to interest on our long-term debt that is recognized using the effective interest rate method, which amortizes the initial debt financing costs and includes both cash and non-cash interest. The increase in interest expense relates to an increase in cash interest expense of $8.9 million, partially offset by a decrease in non-cash interest expense of $1.7 million. The increase in cash interest includes $4.3 million of interest expense on the additional First-Lien Notes and $5.2 million of interest expense on the Notes Subscription Receipts, both as described earlier in “Recent Developments” and $1.9 million related to the Second-Lien Notes primarily due to the increase in US dollar currency translation, partially offset by decreases of $1.0 million due to lower outstanding First-Lien Notes, a decrease of $0.3 million related to the ABL Facility, interest income of $0.7 million from interest earned on certain deposits related to the Sun Acquisition and interest income of $0.5 million related to Ontario Interactive Digital Media Tax Credit as described earlier in “Recent Developments”.

Net financing expense relating to employee benefit plans

Net financing expense relating to employee benefit plans decreased a nominal amount to $5.6 million for the year ended August 31, 2015, as compared to the same period in the prior year.

Gain on disposal of property and equipment and asset held-for-sale

During the year ended August 31, 2015, we disposed of property and equipment and assets held-for-sale and realized a gain of $1.2 million. During the year ended August 31, 2014, we disposed of property and equipment and realized a gain of $0.3 million.

(Gain) loss on derivative financial instruments

Loss on derivative financial instruments for the year ended August 31, 2015 was $18.4 million as compared to a gain of $1.6 million during the same period in the prior year. The loss and gain relate to the change in fair value of our variable prepayment option embedded derivatives on the First-Lien Notes and Second-Lien Notes and includes a decrease related to the expiration of certain embedded derivatives related to the Second-Lien Notes in July 2015.

Foreign currency exchange losses

Foreign currency exchange losses for the year ended August 31, 2015 were $61.8 million as compared to $6.3 million during the same period in the prior year. Foreign currency exchange losses consist primarily of unrealized losses related to changes in the carrying value of the Second-Lien Notes. On July 15, 2014 a foreign currency interest rate swap, that was accounted for as a hedge, with a notional amount of US$167.5 million related to the Second-Lien Notes matured, exposing us to foreign currency gains and losses on the entire US$268.6 million of Second-Lien Notes outstanding.

Loss before income taxes

Loss before income taxes was $302.1 million for the year ended August 31, 2015, as compared to $107.5 million for the same period in the prior year. The increase in loss before income taxes is primarily the result of increased operating loss, a loss on derivative financial instruments and increased foreign currency exchange losses and interest expense, all as discussed above.

Recovery of income taxes

Recovery of income taxes for the year ended August 31, 2015 was $38.7 million as a result of the recognition of a portion of our historical tax loss carryforwards which offset the scheduled reversal of taxable temporary differences acquired in the Sun Acquisition. We have not recognized any of our remaining cumulative tax loss carryforwards. We did not record a current or deferred tax expense or recovery for the year ended August 31, 2014.

Net loss attributable to equity holders of the Company

Net loss for the year ended August 31, 2015 was $263.4 million as compared to $107.5 million for the same period in the prior year, as a result of the factors described above in loss before income taxes and recovery of income taxes.

Operating Results

Postmedia’s operating results for the year ended August 31, 2014 as compared to the year ended August 31, 2013

	2014	2013
Revenues
Print advertising	375,457	445,547
Print circulation	194,176	195,899
Digital	88,023	91,606
Other	16,599	18,531
Total revenues	674,255	751,583
Expenses
Compensation	281,085	321,224
Newsprint	30,770	40,902
Distribution	101,794	107,905
Production	37,671	28,270
Other operating	113,430	123,356
Operating income before depreciation, amortization, impairment and restructuring	109,505	129,926
Depreciation	66,646	29,949
Amortization	39,080	43,325
Impairments	-	99,983
Restructuring and other items	39,285	34,171
Operating loss	(35,506)	(77,502)
Interest expense	61,914	61,900
Net financing expense relating to employee benefit plans	5,617	7,458
Gain on disposal of property and equipment and intangible assets	(257)	(1,005)
(Gain) loss on derivative financial instruments	(1,590)	7,306
Foreign currency exchange losses	6,271	7,065
Loss before income taxes	(107,461)	(160,226)
Provision for income taxes	-	-
Net loss attributable to equity holders of the Company	(107,461)	(160,226)

Revenue

Print advertising

Print advertising revenue decreased $70.1 million, or 15.7%, to $375.5 million for the year ended August 31, 2014, as compared to the same period in the prior year. A decrease was experienced in all of our major categories of print advertising revenue, including decreases from local advertising of 28.4%, national advertising of 5.3%, and insert advertising of 1.1%. The decreases were due to declines in both volume and rate with the total print advertising linage and average line rate decreased 15.6% and 3.5%, respectively, during the year ended August 31, 2014, as compared to the same period in the prior year.

Print circulation

Print circulation revenue decreased $1.7 million, or 0.9%, to $194.2 million for the year ended August 31, 2014 as compared to the same period in the prior year. Paid circulation volume decreased 9.9% during this period, as compared to the same period in the prior year, but this volume decrease was partially offset by price increases.

Digital

Digital revenue decreased $3.6 million, or 3.9%, to $88.0 million for the year ended August 31, 2014, as compared to the same period in the prior year. The decline in digital revenue is primarily a result of decreases in local digital advertising revenue of $2.6 million, digital classified revenue of $2.4 million and national digital advertising revenue of $1.4 million, partially offset by an increase in digital circulation revenue of $1.4 million and other digital revenue of $1.4 million.

Other

Other revenue decreased $1.9 million, or 10.4%, to $16.6 million for the year ended August 31, 2014, as compared to the same period in the prior year. The decline in other revenue is primarily a result of declines in commercial printing revenue.

Expenses

Compensation

Compensation expenses decreased $40.1 million, or 12.5%, to $281.1 million for the year ended August 31, 2014, as compared to the same period in the prior year. The decrease is primarily due to lower salary and benefits expense of $35.8 million as a result of a reduction in employees due to the Transformation Program initiatives, a decrease in short-term incentive plan awards of $2.5 million and a decrease of $2.0 million in employee benefit plan expense as a result of an increase in the discount rate used to measure the employee benefit plan cost of our defined benefit pension plans.

Newsprint

Newsprint expenses decreased $10.1 million, or 24.8%, to $30.8 million for the year ended August 31, 2014, as compared to the same period in the prior year. Newsprint expense decreases are primarily a result of consumption decreases of 22.2% due to continued usage reduction efforts and lower newspaper circulation volumes, combined with a decrease in newsprint cost per tonne of 3.3%. Newsprint expenses include newsprint purchased for production at both our owned and outsourced production facilities.

Distribution

Distribution expenses decreased $6.1 million, or 5.7%, to $101.8 million for the year ended August 31, 2014, as compared to the same period in the prior year. Decreases in distribution expenses are primarily a result of a reduction in newspaper circulation volumes and cost reduction initiatives.

Production

Production expenses increased $9.4 million, or 33.3%, to $37.7 million for the year ended August 31, 2014, as compared to the same period in the prior year. Production expenses increased as a result of the outsourced newspaper production of the Edmonton Journal in August 2013 and the Calgary Herald in November 2013.

Other operating

Other operating expenses decreased $9.9 million, or 8.0%, to $113.4 million for the year ended August 31, 2014, as compared to the same period in the prior year. Other operating expense decreases are as a result of ongoing cost savings initiatives.

Operating income before depreciation, amortization, impairment and restructuring

Operating income before depreciation, amortization, impairment and restructuring decreased $20.4 million, or 15.7%, to $109.5 million for the year ended August 31, 2014, as compared to the same period in the prior year. The decrease relates to decreases in revenue, partially offset by decreases in expenses as discussed above.

Depreciation

Depreciation expense increased $36.7 million to $66.6 million for the year ended August 31, 2014, as compared to the same period in the prior year. The increase relates primarily to a change in the estimate of the useful lives of the production assets of our Vancouver newspapers due to the expected outsourcing of production and the outsourced production of the Montreal Gazette in August 2014.

Amortization

Amortization expense decreased $4.2 million, or 9.8%, to $39.1 million for the year ended August 31, 2014, as compared to the same period in the prior year. The decrease relates primarily to software that has been fully amortized.

Impairments

During the year ended August 31, 2014, we completed our annual impairment testing of goodwill and indefinite life intangible assets as at May 31, 2014 and there were no impairments recorded. During the year ended August 31, 2013 as a result of interim and annual impairment testing of our goodwill and indefinite life intangible assets we recorded an impairment loss of $93.9 million which consisted of $73.9 million related to goodwill, $16.4 million related to indefinite life intangible assets and $3.6 million related to property and equipment. The impairments were as a result of lower than anticipated long-term revenue projections due to economic and structural factors including the uncertainty of the print advertising market and the rapidly evolving digital advertising market. In addition, during the year ended August 31, 2013, we recorded an impairment loss of $6.1 million with respect to the Edmonton Journal production facility upon reclassification of the asset from property and equipment to asset held-for-sale.

Restructuring and other items

Restructuring and other items expense increased $5.1 million, or 15.0%, to $39.3 million for the year ended August 31, 2014 as compared to the same period in the prior year. Restructuring and other items expense for the year ended August 31, 2014 consisted of severance costs of $37.6 million, which included both involuntary terminations and voluntary buyouts, and acquisition costs of $1.7 million related to the Sun Acquisition. Restructuring and other items expense for the year ended August 31, 2013 included an expense of $2.3 million related to changes made to an employee benefit plan as a result of an arbitrator’s ruling and $31.9 million of severance costs, which include both involuntary terminations and voluntary buyouts.

Operating loss

Operating loss was $35.5 million for the year ended August 31, 2014, as compared to $77.5 million for the same period in the prior year. The decrease in operating loss is primarily the result of impairments recorded in the year ended August 31, 2013, partially offset by decreased operating income before depreciation, amortization, impairment and restructuring, and increased depreciation and restructuring and other items expense, all as discussed above.

Interest expense

Interest expense increased by a nominal amount to $61.9 million for the year ended August 31, 2014, as compared to the same period in the prior year. Interest expense primarily relates to interest on our long-term debt that is recognized using the effective interest rate method, which amortizes the initial debt issuance costs and includes both cash and non-cash interest. The increase in interest expense relates to an increase in non-cash interest expense of $1.5 million, offset by a decrease in cash interest of $1.5 million due to lower outstanding First-Lien Notes.

Net financing expense relating to employee benefit plans

Net financing expense relating to employee benefit plans decreased $1.8 million to $5.6 million for the year ended August 31, 2014, as compared to the same period in the prior year. The decrease relates primarily to a reduction in the employee benefit plan liabilities.

Gain on disposal of property and equipment

During the year ended August 31, 2014, we disposed of property and equipment and realized a gain of $0.3 million. During the year ended August 31, 2013, we disposed of property and equipment and intangible assets and realized a gain of $1.0 million.

(Gain) loss on derivative financial instruments

Gain on derivative financial instruments for the year ended August 31, 2014 was $1.6 million as compared to a loss of $7.3 million during the same period in the prior year. The gain and loss relate to the change in fair value of our variable prepayment option embedded derivatives on the First-Lien Notes and Second-Lien Notes.

Foreign currency exchange losses

Foreign currency exchange losses for the year ended August 31, 2014 were $6.3 million as compared to $7.1 million during the same period in the prior year.Foreign currency exchange losses consisted primarily of unrealized losses related to changes in the carrying value of the non-swapped portion of the Second-Lien Notes. On July 15, 2014 a foreign currency interest rate swap with a notional amount of US$167.5 million related to the Second-Lien Notes matured, exposing us to foreign currency gains and losses on the entire US$268.6 million of Second-Lien Notes outstanding.

Loss before income taxes

Loss before income taxes for the year ended August 31, 2014 was $107.5 million, as compared to $160.2 million for the same period in the prior year. The decrease in loss before income taxes is primarily the result of decreased operating loss and a gain on derivative financial instruments in the year ended August 31, 2014, both as discussed above.

Provision for income taxes

We have not recorded a current or deferred tax expense or recovery for the year ended August 31, 2014 or 2013. Current taxes payable or recoverable result in a decrease or increase, respectively, to our tax loss carryforward balances. The cumulative tax loss carryforward balances have not been recognized as a net deferred tax asset on the consolidated statement of financial position.

Net loss attributable to equity holders of the Company

Net loss for the year ended August 31, 2014 was $107.5 million as compared to $160.2 million for the same period in the prior year, as a result of the factors described above in loss before income taxes.

Consolidated quarterly financial information

	Fiscal 2015				Fiscal 2014
($ in thousands of Canadian dollars, except per share information)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Total revenues	230,232	205,092	145,445	169,514	146,804	170,989	162,484	193,978

Net loss attributible to equity holders of the Company	(54,092)	(140,840)	(58,218)	(10,255)	(49,761)	(20,605)	(25,290)	(11,805)
Net loss per share attributible to equity holders of the Company
Basic	$(0.19)	$(0.84)	$(1.45)	$(0.26)	$(1.24)	$(0.51)	$(0.63)	$(0.29)
Diluted	$(0.19)	$(0.84)	$(1.45)	$(0.26)	$(1.24)	$(0.51)	$(0.63)	$(0.29)

Cash flows from (used in) operating activities	(4,394)	28,377	(641)	2,640	(16,584)	12,928	14,659	4,223

Liquidity and capital resources

Our principal uses of funds are for working capital requirements, debt servicing and capital expenditures. Based on our current and anticipated level of operations, we believe that our cash on hand and cash flows from operations will enable us to meet our working capital, capital expenditure, debt servicing and other funding requirements. However, our ability to fund our working capital needs, debt servicing and other obligations depends on our future operating performance and cash flows. There are a number of factors which may adversely affect our operating performance and our ability to meet these obligations. See “Key Factors Affecting Operating Results”. Our cash flows from operating activities may be impacted by, among other things, the overall strength of the economy, competition from digital media and other forms of media as well as competition from alternative emerging technologies. In addition, in recent years there has been a growing shift in advertising dollars from newspaper advertising to other advertising formats, particularly online and other digital platforms such as search and social media websites. Although we expect to fund our capital needs with our available cash, the restricted cash required to be reinvested in the business and cash generated from operations, our indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under our debt agreements. As at August 31, 2015, we had no amounts drawn and had availability of $20.0 million on the ABL Facility. The ABL Facility matured on October 16, 2015 and was not replaced. We have not relied on the ABL Facility since its inception and we expect to be able to adequately fund future obligations without this type of financing. See “Financial Instruments and Financial Instruments Risk Management – Liquidity Risk”.

Cash flows from (used in) operating activities

Our principal sources of liquidity are cash flows from operating activities. For the three months and year ended August 31, 2015, our cash flows from operating activities were outflows of $4.4 million and inflows of $26.0 million, respectively (2014 – outflows of $16.6 million and inflows $15.2 million, respectively) (year ended August 31, 2013 – inflows of $38.3 million). Cash flows from operating activities increased $12.2 million for the three months ended August 31, 2015, as compared to the same period in the prior year due to an increase in operating income before depreciation, amortization and restructuring as a result of the Sun Acquisition and a decrease in restructuring payments of $16.0 million, partially offset by an increase in non-cash working capital, as well as a net cash receipt of $6.1 million on the settlement of a foreign currency interest rate swap designated as a cash flow hedge in the three months ended August 31, 2014. Cash flows from operating activities increased $10.8 million for the year ended August 31, 2015, as compared to the same period in the prior year due to an increase in operating income before depreciation, amortization, impairment, and restructuring as a result of the Sun Acquisition, as well as a decrease in restructuring payments of $29.0 million, partially offset by an increase in non-cash working capital and a net cash receipt of $6.1 million on the settlement of a foreign currency interest rate swap designated as a cash flow hedge in the year ended August 31, 2014.

Cash flows from operating activities decreased $23.1 million for the year ended August 31, 2014, as compared to the same period in the prior year due to a decrease in operating income before depreciation, amortization, impairment and restructuring as well as increased restructuring payments of $13.9 million.  Partially offsetting these items was a net cash receipt on of $6.1 million on the settlement of a foreign currency interest rate swap designated as a cash flow hedge in the year ended August 31, 2014 as compared to a net cash payment of $9.0 million on the settlement of a foreign currency interest rate swap designated as a cash flow hedge in the year ended August 31, 2013.

As at August 31, 2015 we had cash of $43.8 million and restricted cash of $25.4 million which will be used as previously described in “Recent Developments” (August 31, 2014 – cash of $30.5 million and restricted cash of nil).

Cash flows from (used in) investing activities

For the three months and year ended August 31, 2015, our cash flows from investing activities were inflows of $23.6 million and outflows of $270.1 million, respectively (2014 – outflows of $1.5 million and $13.0 million, respectively) (year ended August 31, 2013 – inflows of $12.4 million). The net cash inflows from investing activities during the three months ended August 31, 2015 include the net proceeds received on the sales of the Vancouver newspapers and Edmonton Journal production facilities of $16.9 million and $8.2 million, respectively, partially offset by outflows on capital expenditures related to property and equipment of $1.3 million and intangible assets of $0.2 million. The net cash outflows from investing activities during the three months ended August 31, 2014 included outflows on capital expenditures related to property and equipment of $1.2 million and intangible assets of $0.3 million.

The net cash outflows from investing activities during the year ended August 31, 2015 include outflows related to the Sun Acquisition of $303.5 million, outflows on capital expenditures related to property and equipment of $4.2 million and intangible assets of $0.8 million, partially offset by the net proceeds received on the sales of the Montreal Gazette, Vancouver newspapers and Edmonton Journal production facilities of $12.4 million, $16.9 million and $8.2 million, respectively, and the net proceeds from the sale of property and equipment of $0.8 million. The net cash outflows from investing activities during the year ended August 31, 2014 included the net proceeds received on the sale of property and equipment of $0.3 million, offset by outflows on capital expenditures related to property and equipment of $10.2 million and intangible assets of $3.1 million.  The net cash inflows from investing activities during the year ended August 31, 2013, included the net proceeds received on the sale of property and equipment, intangible assets and asset held-for-sale of $25.9 million, offset by outflows on capital expenditures related to property and equipment of $7.6 million and intangible assets of $5.9 million.

Cash flows from (used in) financing activities

For the three months and year ended August 31, 2015, our cash flows from financing activities were outflows of $25.7 million and inflows of $257.4 million, respectively (2014 – outflows of nil and $12.5 million, respectively) (year ended August 31, 2013 -  outflows of $32.2 million). The cash outflows from financing activities during the three months ended August 31, 2015 include the restricted cash of $25.4 million which includes $8.2 million which will be reinvested in the business, and $17.2 million which were used to make an offer to redeem an equal amount of First-Lien Notes, both as previously described in “Recent Developments”, as well as $0.3 million of debt issuance costs. Cash outflows from financing activities for the three months ended August 31, 2014 were nil.

The net cash inflows from financing activities during the year ended August 31, 2015 include proceeds from the issuance of First-Lien Notes of $140.0 million, proceeds from the issuance of shares of $173.5 million, partially offset by related outflows of $9.2 million of share issuance costs and $5.5 million of debt issuance costs, as well as outflows from restricted cash of $25.4 million which includes $8.2 million which will be reinvested in the business, and $17.2 million which were used to make an offer to redeem an equal amount of First-Lien Notes, both as previously described in “Recent Developments”. In addition, we had cash outflows related to our indebtedness in the years ended August 31, 2015, 2014 and 2013, as discussed below.

Indebtedness

As of August 31, 2015, we have $328.8 million First-Lien Notes and US$268.6 million Second-Lien Notes outstanding (August 31, 2014 - $205.5 million and US$268.6 million, respectively). During the year ended August 31, 2015, we made contractual redemptions of $16.0 million (2014 - $12.5 million) (2013 - $32.0 million), of aggregate principal amount of First-Lien Notes at par in accordance with the terms and conditions of the First-Lien Notes indenture.

The following tables set out the principal and carrying amount of our long-term debt outstanding as at August 31, 2015 and August 31, 2014. The first column of the table translates, where applicable, our US dollar debt to the Canadian equivalent based on the closing foreign exchange rate on August 31, 2015 of US$1:$1.3157 (August 31, 2014 – US$1:$1.0873).

	As at August 31, 2015
($ in thousands of Canadian dollars)	Principal Outstanding	Financing fees, discounts and other	Carrying Value
First-Lien Notes (CDN$328.8M)	328,780	(4,604)	324,176
Second-Lien Notes (US$268.6M)	353,443	(5,287)	348,156
	682,223	(9,891)	672,332

	As at August 31, 2014
($ in thousands of Canadian dollars)	Principal Outstanding	Financing fees, discounts and other	Carrying Value
First-Lien Notes (CDN$205.5M)	205,460	(4,447)	201,013
Second-Lien Notes (US$268.6M)	292,087	(6,800)	285,287
	497,547	(11,247)	486,300

Financial Position as at August 31, 2015 and August 31, 2014

($ in thousands of Canadian dollars)	As at August 31, 2015	As at August 31, 2014
Current assets	191,627	107,543
Total assets	874,097	740,594
Current liabilities	169,035	111,378
Total liabilities	963,387	729,650
Equity (deficiency)	(89,290)	10,944

The increase in our current assets at August 31, 2015 as compared to August 31, 2014 is as a result of the Sun Acquisition. Total assets as at August 31, 2015 increased compared to August 31, 2014, as a result of an increase in current assets as previously described, and a net increase in property and equipment, and intangible assets and goodwill, as a result of the Sun Acquisition. These increases are partially offset by a decrease in the carrying value of our derivative financial instruments, as well as a decrease in asset held-for-sale as a result of the sale of the Edmonton Journal and Montreal Gazette production facilities as previously described in “Recent Developments”, and impairments recorded during the year ended August 31, 2015. Current liabilities have increased as a result of the Sun Acquisition. The increase in total liabilities is due to the increase in current liabilities described above, an increase in the carrying value of long-term debt as a result of the issuance of additional First-Lien Notes and unrealized foreign currency exchange losses on the Second-Lien Notes, as well as an increase in the carrying value of our employee benefit plan liabilities.

Transactions with Related Parties

As at August 31, 2015, GoldenTree Asset Management LP (“GoldenTree”) or its affiliates owned 146,694,259, or 52%, of our Variable Voting Shares.  On October 6, 2014, we entered into a standby purchase agreement with GoldenTree, pursuant to which GoldenTree agreed to take up any Equity Subscription Receipts not otherwise subscribed for under the Rights Offering.  During the year ended August 31, 2015, GoldenTree was paid $7.1 million for acting as standby purchaser under the standby purchase agreement.

Financial Instruments and Financial Instruments Risk Management

Our activities expose us to a variety of financial risks: market risk (including foreign currency risk and interest rate risk), credit risk and liquidity risk. We used derivative financial instruments to hedge certain foreign currency and interest rate risk exposures, until July 15, 2014 when the foreign currency interest rate swap matured.

Current risk management techniques utilized include monitoring fair value of derivative financial instruments, fair value of publicly traded debt, foreign exchange rates and interest rates with respect to interest rates and foreign currency risk, aging analysis and credit reviews for credit risk and cash flow projections for liquidity risk. Our enterprise risk management process is managed by a risk oversight committee composed of senior executives of Postmedia.

Foreign currency risk

As at August 31, 2015, approximately 52% of the outstanding principal on our long-term debt is payable in US dollars (August 31, 2014 – 59%). As at August 31, 2015 and August 31, 2014, we have US$268.6 million Second-Lien Notes outstanding. Based on long-term debt outstanding as at August 31, 2015, a $0.01 change in the period-end exchange rate of a Canadian dollar per one US dollar, holding all other variables constant, would have resulted in a $2.7 million increase or decrease to foreign currency exchange losses in the statement of operations.

Interest rate risk

We have no significant interest bearing assets. Our interest rate risk arises from borrowings at fixed rates which expose us to fair value interest rate risk as well as borrowings at variable rates which would expose us to cash flow interest rate risk. As at August 31, 2015, we held $682.2 million (August 31, 2014 - $497.5 million) of debt subject to fair value interest rate risk and no debt subject to cash flow interest rate risk as the ABL Facility was undrawn.

Credit risk

Credit risk is the risk of financial loss to Postmedia if a customer or counterparty to a financial asset fails to meet its contractual obligations. As at August 31, 2015, no individual balance represented a significant portion of our accounts receivable. We establish an allowance for doubtful accounts based on the specific credit risk of our customers and historical trends. The allowance for doubtful accounts amounted to $4.2 million as at August 31, 2015 (August 31, 2014 – $3.4 million).

We continuously monitor the financial condition of our customers, review the credit history of each customer, review the aging of accounts receivable, evaluate significant individual credit risk accounts and utilize each customer’s historical experience in order to both grant credit and set up our allowance for doubtful accounts. If such collectability estimates prove inaccurate, adverse adjustments to future operating results could occur and could be material.

Liquidity risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they come due or the risk that those financial obligations have to be met at excessive cost. We manage this exposure by using cash on hand and cash flow forecasts and by deferring or eliminating discretionary spending. We had an ABL Facility with an availability of $20.0 million and no amounts drawn as at August 31, 2015 however the ABL Facility matured on October 16, 2015 and was not replaced.

Our obligations under firm contractual arrangements, including commitments for future payments under finance lease arrangements, operating lease arrangements, and pension funding agreements and debt agreements as of August 31, 2015 are as follows:

	2016	2017	2018	2019	2020	Thereafter
Finance lease	-	-	-	-	-	1,560
Operating leases and other	31,775	25,664	18,558	11,007	10,154	35,506
Estimated employee benefit plan funding obligations (1)	21,340	21,066	21,066	21,066	21,066	N/A
Long-term debt (2)	25,996	302,784	353,443	-	-	-
Interest on long-term debt (2)	70,562	75,576	44,180	-	-	-
	149,673	425,090	437,247	32,073	31,220	37,066

Notes:
(1)
Reflects expected contributions to our defined benefit pension benefit plans, post-retirement benefit plans and other long-term employee benefit plans. Information for our pension funding obligations is based upon our actuarial valuation dated December 31, 2013 and does not include funding obligations related to the four defined benefit pension plans created as part of the Sun Acquisition nor does it include calculations of our funding obligations beyond fiscal 2020. Future required payments are expected to be material.

(2)
Long-term debt and interest on long-term debt consist of only the mandatory contractual payments, which includes the $6.5 million related to the First-Lien Notes offer as previously discussed in “Recent Developments” and does not consider any refinancing of the First-Lien or Second-Lien Notes. US Dollar long-term debt and the related interest payments have been converted to Canadian dollars using the closing exchange rate as at August 31, 2015 of US$1:$1.3157 and are calculated at the fixed interest rates underlying the obligation.

Guarantees and Off-Balance Sheet Arrangements

We do not have any significant guarantees or off-balance sheet arrangements.

Future Accounting Standards

We have not early adopted the following new standards and the impacts on the audited consolidated financial statements have not yet been determined.

(i) IFRS 9 – Financial Instruments

The standard was issued in July 2014 and addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 – Financial Instruments – Recognition and Measurement for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. The new standard also addresses financial liabilities and they largely carry forward existing requirements in IAS 39, except that fair value changes to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other comprehensive income. In addition, the new standard introduces a new hedge accounting model more closely aligned with risk management activities undertaken by entities. This standard is required to be applied for annual periods beginning on or after January 1, 2018, with earlier adoption permitted.

(ii) IFRS 15 – Revenue from Contracts with Customers

The standard was issued in May 2014 and is a new standard that specifies the steps and timing for entities to recognize revenue as well as requiring them to provide more informative, relevant disclosures. The standard replaces IAS 11 - Construction Contracts and IAS 18 - Revenue, as well as various IFRIC and SIC interpretations regarding revenue. The standard is required to be applied for annual periods beginning on or after January 1, 2018, with earlier adoption permitted.

Risk Factors

The risks and uncertainties described below are those we currently believe to be material, but should not be considered exhaustive. If any of the following risks, or any other risks and uncertainties that we have not yet identified or that we currently consider not to be material, actually occur or become material risks, our business, financial condition, results of operations and cash flows and consequently the price of our shares, the First-Lien Notes and Second-Lien Notes could be materially and adversely affected.

Risks Relating to Our Business

Competition from digital and other forms of media may impair our ability to generate advertising and circulation revenue.

Participants in the newspaper publishing industry depend primarily upon advertising sales, paid subscriptions and single copy newspaper sales in order to generate revenue. Competition for advertising, subscribers, readers and distribution is intense and comes primarily from digital media, as well as, television; radio; local, regional and national newspapers; magazines; free publications; direct mail; telephone directories; and other communications and advertising and subscriber-based media that operate in these markets. In addition, in recent years there has been a growing shift in advertising dollars from newspaper advertising to other advertising platforms, including digital media competitors such as search and social media. Participants in the digital media industry also depend upon the sale of advertisements and paid subscriptions in order to generate revenue. The digital media industry experiences additional competitive challenges because barriers to entry are low and geographic location is less relevant.

Participants in digital media platforms may improve their ability to target specific audiences and therefore become an even more attractive media for advertisers. These circumstances could result in our newspaper or online media not being as competitive as they are currently in relation to these other forms of media. In order to respond to changing circumstances, the costs of producing or promoting editorial content may increase, or we may need to reduce our advertising and/or subscription rates, either of which could adversely affect our financial performance. Increased competition could also lead to additional expenditures for editorial content and marketing.

In addition, there is increasing consolidation in the Canadian newspaper publishing and other media industries, and competitors increasingly include market participants with interests in multiple media. These competitors may be more attractive than we are to certain advertisers because they may be able to bundle advertising sales across newspaper, television and internet platforms. Some of these competitors also have access to greater financial and other resources than we do.

Our ability to continue to compete successfully in the newspaper and online media industries and to attract advertising dollars, subscribers and readers will depend upon a number of factors, including:

●	our continued ability to offer high-quality editorial content;

●	the variety, quality and attractiveness of our products and services;

●	the pricing of our products and services;

●	the platforms on which our products and services are offered;

●	the manner in which we market and promote our products and services;

●	the effectiveness of the distribution of our products and services;

●	our customer service; and

●	the emergence of technologies resulting in further shifts from newspaper advertising to advertising in other formats, including new media outlets.

These factors are largely dependent upon on our ability to:

●	identify and successfully respond to changes in technology, customer trends and preferences and online digital platforms such as search and social media;

●	develop new products across our business lines;

●	protect our intellectual property and avoid infringing the intellectual property rights of others;

●	avoid damage to our brands or reputation;

●	appeal to many demographics; and

●	expand into new distribution channels, particularly with respect to digital media and online products.

There can be no assurance that existing and future competitors will not pursue or be capable of achieving similar or competitive business strategies. In addition, there can be no assurance that we will be able to compete successfully with existing or potential competitors, or that increased competition will not have an adverse effect on our business, financial condition or results of operations.

Advertising revenue is the largest component of our revenues and our advertising revenue is influenced by prevailing economic conditions and the prospects of our advertising customers. Excluding the impact of the Sun Acquisition, advertising revenue has been declining since 2009.

We generate revenue primarily from the sale of advertising. Advertising revenue, including both print and digital advertising represented 62.7% of our consolidated revenues in the year ended August 31, 2015 (2014 – 64.4%) (2013 – 67.8%).

Advertising revenue is affected in part by prevailing economic conditions. Adverse economic conditions generally, and downturns in the Canadian economy specifically, have a negative impact on the Canadian advertising industry and, consequently, on our financial prospects. Excluding the impact of the Sun Acquisition, we have been experiencing a decline in advertising revenue since 2009.

Our advertising revenue is also dependent on the prospects of our advertising customers. Certain of our advertising customers operate in industries that may be cyclical or sensitive to general economic conditions, such as the automobile, financial, employment, technology, retail, food and beverage, telecommunications, travel, packaged goods and entertainment industries. Advertising customers could alter their spending priorities and reduce their advertising budgets in the event of a downturn in their business or prospects which would have an adverse effect on the revenue we generate from advertising. In addition, because a substantial portion of our revenue is derived from retail advertisers, our business, financial condition and results of operations would also be adversely affected by a further downturn in the retail sector.

A further reduction in advertising revenues could result from:

●	the continuing shift from newspaper advertising to advertising in other formats, including new media outlets;

●	a decline in economic conditions;

●	a decline in the circulation volume of our newspapers, which appears to be permanent;

●	a decline in popularity of our editorial content or perceptions about our brands;

●	a change in the demographic makeup of the populations to which our newspapers are targeted;

●
the activities of our competitors, including increased competition from other forms of advertising-based media (e.g., magazines, radio and television broadcasters, cable television, direct mail and electronic media), and online digital platforms such as search and social media; and

●	a decline in the amount spent on advertising in general or in particular industries such as those discussed above.

To the extent the economic conditions worsen and the structural shifts in advertising revenue and circulation continue, our business and advertising revenues will continue to be adversely affected, which would in turn adversely impact our operations and cash flows.

Failure to fulfill our strategy of building our digital media and online businesses would adversely affect our business prospects.

The competitive environment in which we operate demands, and our future growth strategies incorporate, the development of our digital media and online businesses. We believe the consumer preference for digital media and online products will accelerate as younger, more technologically savvy customers make up a greater portion of our potential customer base. In order for our digital media and online businesses to succeed, we must invest time and significant resources in them, to, among other things:

●	accelerate the evolution of existing products (such as local newspaper websites and national content channels);

●	develop new digital media and online products (such as redesigned classified sites in automotive, employment and real estate categories);

●	develop new content channels (such as mobile optimized formats, online video capabilities and content for tablet devices);

●	attract and retain talent for critical positions;

●	transform our organization and operating model to grow our digital media and online business;

●	continue to develop and upgrade our technologies and supporting processes to distinguish our products and services from those of our competitors;

●	sell advertising in significant markets, and be a compelling choice for advertisers online;

●	attract and retain a base of frequent, engaged visitors to our websites; and

●	continuously advance our digital offerings based on fast-moving trends that may pose opportunities as well as risks (such as tablets and mobile applications).

No assurance can be provided that we will be successful in achieving these and other necessary objectives or that our digital media and online businesses will be profitable or successful. Our failure to adapt to new technology or delivery methods, or our choice of one technological innovation over another, may have an adverse impact on our ability to compete for new customers or to meet the demands of our existing customers. If our digital media and online businesses are not successful, we could lose significant opportunities for new advertising revenue from digital sources while also losing advertising revenue from traditional sources due to the reallocation from print to digital advertising currently taking place. If we are not successful in achieving our digital media and online objectives, our business, financial condition and prospects would be materially adversely affected.

Our failure to maintain our print and online newspaper readership and circulation levels would limit our ability to generate advertising and circulation revenue.

Our ability to attract advertisers and thereby generate revenue and profits is dependent in large part upon our success in attracting readership of the newspapers and online publications that we publish. Readership and to a lesser extent circulation volume are the key drivers of advertising prices and revenue in the Canadian news and newspaper information industry.

We believe reader acceptance is a function of the editorial and advertising content being offered and is influenced by a number of factors, including:

●	the availability of alternative forms of news and other editorial content;

●	the availability of alternative forms of media technologies, such as the internet and other new media formats, that are often free for users;

●	a growing preference among some customers to receive all or a portion of their news from sources other than from a newspaper;

●	increases in subscription and newsstand rates;

●	general economic conditions, including the resulting decline in consumer spending on discretionary items such as newspapers;

●	reviews of critics, promotions, the quality and acceptance of other competing editorial content in the marketplace;

●	public tastes and perceptions generally; and

●	other intangible factors.

Circulation volumes of our newspapers have been declining in both the home delivered and single copy distribution channels. The rate of circulation decline could increase due to changing media consumption patterns of our readers or other factors, and these declines appear to be permanent. If we are unable to stop these declines or if the rate of decline were to accelerate, it will result in lower readership and circulation levels and, consequently, may lead to decreased advertising and other revenues.

Although we make significant investments in the editorial content of our newspapers, there can be no assurance provided that our newspapers will maintain satisfactory readership or circulation levels and any decrease in such levels may be permanent. In addition, factors affecting our readership levels could change rapidly, and many of the changes may be beyond our control and permanent. Loss of readership could have a material adverse effect on our ability to generate advertising and circulation revenue.

Because a high percentage of our operating expenses are fixed, a decrease in advertising revenue could have a negative impact on our results of operations.

Newspaper publishing is both capital and labour intensive and, as a result, newspapers have relatively high fixed cost structures. Advertising revenue, on which we rely for a majority of our revenue, may fluctuate due to a variety of factors whereas our expenses do not vary significantly with the increase or decrease in advertising revenue. As a result, a relatively small change in advertising revenue could have a disproportionate effect on our results of operations. For example, during periods of economic contraction, our advertising revenue may decline while most costs remain fixed, resulting in decreased earnings, as has been evident in the current economic environment.

The financial difficulties of certain of our contractors and vendors could have a negative impact on our results of operations.

The financial difficulties that some of our contractors and vendors may face, including one or more contractor or vendor bankruptcies due to poor economic conditions, may cause them to fail to provide us with products and/or services or may increase the cost of the products and services that they provide us. We may be unable to procure replacement products and/or services from other contractors or vendors in a timely and efficient manner and on acceptable terms, or at all. Any material change in these relationships, such as increased pricing, could have a material adverse effect on our business, financial condition, results of operations, liquidity and cash flow.

We compete with alternative emerging technologies and anticipate that we will be investing a significant amount of capital to address continued technological development.

The media industry is experiencing rapid and significant technological changes that have resulted in the development of alternative means of editorial content distribution. The continued growth of the internet has presented alternative content distribution options that compete with traditional media for advertising revenue. We may not be able to compete successfully with existing or newly developed alternative distribution technologies, or may be required to acquire, develop or integrate new technologies in order to compete. The cost of the acquisition, development or implementation of any such new technologies could be significant, and our ability to fund such implementation may be limited. In addition, even if we were able to fund such an implementation, we may be unable to implement any such technologies successfully. Any such event could have a material adverse effect on our business, financial condition or results of operations.

In addition, the continuing growth and technological expansion of internet-based services has increased existing competitive pressure on our businesses. As web-based and digital formats grab an increasingly larger share of consumer readership, we may lose customers or fail to attract new customers if we are not able to transition and update our publications and other products to these new and evolving formats. Furthermore, to the extent that advertisers continue to shift advertising dollars to new media outlets, advertising revenues will decrease even if we are able to maintain our current share of print media advertising dollars. The increased competition may have a material adverse effect on our business and financial results.

We may not be able to achieve a profitable balance between circulation levels and advertising revenues.

We must balance our circulation levels with our advertising revenue objectives. This balancing necessitates a continuous effort that varies by publication and requires effective management of the circulation rate, the addition of new subscribers through cost-effective marketing methods and effective advertising operations. To maintain our readership and circulation rates, it may be necessary to incur additional costs that we may not be able to recover through circulation and advertising revenues. No assurance can be provided that we will be able to add and retain a sufficient number of newspaper subscribers in an economically efficient manner. Failure to do this could require reductions of our circulation rate or the elimination of certain products, which would negatively affect our advertising revenues and could materially and adversely affect our results of operations and financial condition.

We may not realize our anticipated cost savings from cost savings initiatives and any failure to manage costs would hamper profitability.

The level of our expenses impacts our profitability. Because of general economic and business conditions and our operating results, we have taken steps to lower operating costs by implementing cost savings initiatives including various transformation projects. During the year ended August 31, 2015, we completed our three year Transformation Program aimed at significantly reducing legacy newspaper infrastructure costs. Initiatives included the shutdown of Postmedia News, our breaking news service, the centralizing of editorial production services through Postmedia Editorial Services in Hamilton, the streamlining of advertiser flyer insert operations, the cancellation of Sunday editions in three markets due to unprofitability, the outsourcing of our classified call centre and the outsourcing of production in certain markets. In addition, we implemented initiatives to reduce product costs by optimizing our distribution footprint, production schedules and shared distribution.

During the year ended August 31, 2015, we announced our intention to eliminate an additional $50 million of operating costs by the end of fiscal 2017. These additional cost reductions are expected to result from a combination of acquisition synergies and further streamlining of our operations.

Estimates of cost savings are inherently uncertain, and we may not be able to achieve cost savings or expense reductions within the time frame we have projected or at all. Our ability to successfully realize savings and the timing of any realization may be affected by factors such as the need to ensure continuity in our operations, labour and other contracts, regulations and/or statutes governing employee/employer relationships, and other factors. In particular, certain of our collective bargaining agreements limit our ability to achieve operating efficiencies by limiting our ability to implement strategic initiatives. In addition, our implementation of these initiatives has and is expected to require upfront costs. There can be no assurance that we will be able to successfully contain our expenses or that even if our savings are achieved that implementation or other expenses will not offset any such savings. Our estimates of the future expenditures necessary to achieve the savings we have identified may not prove accurate, and any increase in such expenditures may affect our ability to achieve our anticipated savings. If these cost-control efforts do not reduce costs in line with our expectations, our financial position, results of operations and cash flows will be negatively affected.

Our revenue, which is generated primarily from advertisers, is subject to significant seasonal variations, which may increase our borrowing needs at various points in the year.

Our revenue has experienced, and is expected to continue to experience, seasonal variances due to seasonal advertising patterns and seasonal influences on media consumption habits. Typically, our revenue is lowest during the fourth quarter of our fiscal year, which ends in August, and highest during the first and third quarters, which end in November and May, respectively, while expenses are relatively constant throughout the fiscal year. These seasonal variations may lead to short-term fluctuations in cash flow, which could consequently leave us in a more constrained liquidity position.

Our intellectual property rights are valuable, and any inability to protect them or liability for infringing the intellectual property rights of others could reduce the value of our services and our brands.

We rely on the trademark, copyright, internet/domain name, trade secret and other laws of Canada and other countries, as well as nondisclosure and confidentiality agreements, to protect our intellectual property rights. However, we may be unable to prevent third parties from using our intellectual property without our authorization, breaching any nondisclosure agreements with us, acquiring and maintaining domain names that infringe or otherwise decrease the value of our trademarks and other proprietary rights, or independently developing intellectual property that is similar to ours, particularly in those countries that do not protect our proprietary rights as fully as in Canada. The use of our intellectual property by others could reduce or eliminate any competitive advantage we have developed, cause us to lose sales or otherwise harm our businesses. If it became necessary to litigate to protect these rights, any proceedings could be burdensome and costly, and we may not prevail.

We have obtained and applied for several Canadian and foreign service mark and trademark registrations, and will continue to evaluate the registration of additional service marks and trademarks, as appropriate. We cannot guarantee that any of our pending applications will be approved by the applicable governmental authorities. Moreover, even if the applications are approved, third parties may seek to oppose or otherwise challenge these registrations. A failure to obtain trademark registrations in Canada and in other countries could limit our ability to protect our trademarks and impede our marketing efforts in those jurisdictions.

We cannot be certain that our intellectual property does not and will not infringe the intellectual property rights of others. We may be subject to legal proceedings and claims in the ordinary course of our business, including claims of alleged infringement of the trademarks, copyrights and other intellectual property rights of third parties. Any such claims, whether or not meritorious, could result in costly litigation and divert resources and the efforts of our personnel. Moreover, should we be found liable for infringement, we may be required to enter into licensing agreements (if available on acceptable terms, or at all) or to pay damages and to cease using certain trademarks or copyrights or making or selling certain products, or to redesign or rename some of our products or processes to avoid future infringement liability. Any of the foregoing could cause us to incur significant costs.

We maintain many well-known mastheads, consumer brands and trademarks, damage to the reputation of any of which could have an adverse impact upon our business, financial performance or results of operations.

The mastheads, brand names and trademarks that we own are well-known to consumers and are important in maintaining existing business and sourcing new business, as our ability to attract and retain customers is in part dependent upon our external perceptions, the quality of our products and services and our integrity. Damage to the reputation of any of these brands or negative publicity or perceptions about us could have an adverse impact upon the business, financial performance or results of operations.

We may be adversely affected by variations in the cost and availability of newsprint.

Newsprint is our largest raw material expense, representing approximately 5.8% of total operating expenses excluding depreciation, amortization, impairment and restructuring in the year ended August 31, 2015 (2014 – 5.4%) (2013 - 6.6%). Newsprint is a commodity and, as such, price varies considerably from time to time as a result of, among other factors, foreign currency exchange fluctuations and supply shortfalls. The price of newsprint can increase as a result of various factors, including consolidation in the newsprint industry, which has resulted in a smaller number of suppliers and reduced competition on price among them, and declining newsprint supply as a result of mill closures and conversions to other grades of paper. Changes in newsprint prices can significantly impact our operating results. We would expect a $50 per tonne increase or decrease in the price of newsprint to affect our operating expenses by approximately $4.5 million on an annualized basis. There can be no assurance that we will not be exposed to increased newsprint costs, which could have a material adverse effect on our business, financial condition or results of operations. In addition, if newspaper suppliers experience labour unrest, transportation difficulties or other supply disruptions, our ability to produce and deliver newspapers could be impaired and the cost of the newsprint could increase, both of which would negatively affect our operating results.

We rely upon information systems and technology and other manufacturing systems, disruptions to which could adversely affect our operations.

Our newspaper and digital media and online operations rely upon information technology systems, and other complex manufacturing systems, in order to produce and distribute our products. Our information technology and manufacturing systems may be vulnerable to unauthorized access, computer viruses, system failures, human error, natural disasters, fire, power loss, communications failure or acts of sabotage or terrorism. If a significant disruption or repeated failure were to occur, our business or revenue could be adversely affected. There may also be significant costs incurred as a result of such disruptions or failures that adversely affect our financial performance or capital expenditure levels.

Our operations could be adversely affected by labour disruptions, and labour agreements limit our ability to achieve operating efficiencies.

Approximately 29% of our staff were employed under 54 separate collective agreements as of August 31, 2015. A majority of our collective agreements include provisions that could impede restructuring efforts, including work force reduction, centralization, outsourcing and other initiatives. We are currently in negotiations with 7 bargaining units, covering the equivalent of 301 full-time equivalent employees, regarding expired agreements. In addition, we have one agreement that covers approximately 76 full-time equivalent employees that will expire by December 31, 2015. Of our remaining agreements, 27 expire in 2016 while the remainder expire in 2017 and 2018.

There can be no assurance provided that any of these collective agreements will be renewed on satisfactory terms, or at all. Labour organizing activities could result in additional employees becoming unionized, which could result in higher ongoing labour costs and reduced flexibility in running our operations. In addition, labour disruptions or grievances could also affect our operations and certain unions have filed grievances against us alleging violations of one or more provisions of the applicable collective agreements. There can be no assurance provided that we will not experience other labour disruptions, or that a material grievance will not be decided against us, or that we will not experience other forms of labour protest. Any strike, lock out or other form of labour disruption could have a material adverse effect on our business, financial condition or results of our operations.

Equipment failure may have a material adverse effect.

There is a risk of equipment failure, primarily related to our printing facilities, due to wear and tear, latent defect, design error or operator error, among other things, which could have a material adverse effect on us. Although our printing facilities have generally operated in accordance with expectations, there can be no assurance that they will continue to do so. There may also be significant costs incurred as a result of such disruptions or failures that adversely affect our financial performance or capital expenditure levels.

We are subject to environmental, health and safety laws and regulations, which could subject us to liabilities, increase our costs or restrict our business or operations in the future.

We are subject to a variety of laws and regulations concerning emissions to the air, water and land, sewer discharges, handling, storage and disposal of, or exposure to, hazardous substances and wastes, recycling, remediation and management of contaminated sites, or otherwise relating to protection of the environment and employee health and safety. Environmental laws and regulations and their interpretation have become increasingly more stringent, and we may incur additional expenses to comply with existing or future requirements. If we fail to comply with environmental or health and safety requirements we could incur monetary fines, civil or criminal sanctions, third-party claims or cleanup obligations or other costs. In addition, our compliance with environmental and health and safety requirements could restrict our ability to expand our operations or require us to install costly pollution control equipment, incur other significant expenses or modify our printing processes.

We use and store hazardous substances such as inks and solvents in conjunction with our operations at our printing facilities. Such hazardous substances have in the past been stored in underground storage tanks at some of our properties. Some of our printing and other facilities are located in areas with a history of long-term industrial use, and they may be impacted by past activities onsite or by contamination emanating from nearby industrial sites. In the past, we have had contamination resulting from leaks and spills at some of our locations. We have not conducted environmental site assessments with respect to all of our owned and leased facilities, and where such assessments have been conducted, they may not have identified all potential causes of environmental liability. There can be no assurance provided that remediation costs or potential claims for personal injury or property or natural resource damages resulting from any newly-occurring or newly-discovered contamination will not be material, or that a material environmental condition does not otherwise exist at any of our properties.

Our editorial content may be controversial and may result in litigation.

We have had, in the ordinary course of our business, and expect to continue to have, litigation claims filed against us, most of which are claims for defamation arising from the publication of our editorial content. While we maintain insurance in respect of claims for defamation, some claims made against us may not be insured or may result in costs above our coverage limits. In the event that a judgement is rendered against us, there can be no assurance that our insurance coverage will cover that particular loss.

We are currently involved in unresolved litigation matters.

We are involved in various legal claims arising in the ordinary course of our newspaper and digital media and online businesses. The majority of these claims are brought pursuant to defamation laws in the province of publication. We maintain a multi-media liability insurance policy in respect of defamation claims. Subject to the terms and conditions of that policy, and the insurer’s coverage position in respect of individual claims, the resolution of these matters is not expected to have a material adverse effect on our consolidated financial position, results of operations or cash flows.

Failure to comply with “Canadian newspaper” status would materially affect our financial results and our business prospects.

Under the Tax Act, generally no deduction is allowed for an outlay or expense for advertising space in an issue of a newspaper for an advertisement directed primarily to a market in Canada, unless the issue is a “Canadian issue” of a “Canadian newspaper.”

In order to qualify as a “Canadian issue”, the issue generally must have its type set in Canada, be edited in Canada by individuals resident in Canada for purposes of the Tax Act and be printed and published in Canada. Issues of our newspapers currently meet these criteria.

The test of whether a newspaper is a “Canadian newspaper” depends on the jurisdiction, governance, factual control and share ownership of the corporation which directly publishes the newspaper. We publish our newspapers directly. In order to satisfy the requirements of a “Canadian newspaper” (subject to a statutory 12 month grace period), we must satisfy the following: (i) the corporation must be incorporated under the laws of Canada or a province thereof, (ii) the chairperson or other presiding officer and at least 75% of the directors or other similar officers of the corporation must be Canadian citizens, and (iii) the corporation must not be controlled, in fact, directly or indirectly, by persons or partnerships who could not themselves hold the right to produce and publish issues of a “Canadian newspaper”, including by citizens or subjects of a country other than Canada.

In addition, under the share ownership requirements, at least 75% of a non-public corporation’s voting shares and shares having a fair market value in total of at least 75% of the fair market value of all issued shares of a non-public corporation, must be beneficially owned by either (i) Canadian citizens or (ii) one or more Qualifying Public Corporations. Upon the listing of Postmedia Network Canada Corp’s shares on the Toronto Stock Exchange (“TSX”), it became a Qualifying Public Corporation. As Postmedia Network Inc. is a direct, wholly-owned subsidiary of Postmedia Network Canada Corp., our newspapers qualify as “Canadian newspapers”.

Issues of our newspapers therefore qualify as “Canadian issues” of “Canadian newspapers” (or otherwise fall outside of the limitation on deductibility of advertising expenses) and as a result advertisers currently have the right to deduct their advertising expenditures for Canadian tax purposes.

There can be no assurance that issues of the newspapers published or produced by us will continue to be “Canadian issues” of “Canadian newspapers” under the Tax Act, or that Canadian federal income tax laws respecting the treatment of deductibility of advertising expenses incurred in relation to “Canadian issues” of “Canadian newspapers” will not be changed in a manner which adversely affect us.

If our newspapers cease to be “Canadian newspapers” for purposes of the Tax Act, it is expected that our advertising revenue will decline significantly, which would have a material adverse effect on our business, financial condition and results of operations.

The collectability of accounts receivable could deteriorate to a greater extent than provided for in our financial statements.

In the normal course of business, we are exposed to credit risk for accounts receivable from our customers. Our accounts receivable are carried at net realizable value and our allowance for doubtful accounts has been determined based on several factors, including the aging of accounts receivable, evaluation of significant individual credit risk accounts and historical experience. If such collectability estimates prove inaccurate, adverse adjustments to future operating results could occur and could be material.

We may have goodwill and intangible asset impairments

As at August 31, 2015, we had goodwill and intangible assets of $395.5 million. We conduct annual impairment testing to determine if we will be able to recover all or a portion of the carrying value of goodwill and indefinite life intangible assets. In addition, we are required to review goodwill and indefinite life intangible assets for impairment more frequently if impairment indicators arise. If the recoverable amount is insufficient to recover the carrying value of our goodwill and indefinite life intangible assets, we may be required to record a material non-cash charge to the statement of operations.

The fair values of our cash-generating units under IFRS generally are based on discounted cash flow projections. The discounted cash flow projections are based on management’s best estimates considering historical and expected operating plans, economic conditions, and general outlook for the industry and geographic markets in which we operate. The discount rates used are based on an industry based debt/equity ratio and consider the risk free rate, risk premium and size premium for possible variations from management’s projections. The terminal value used in the discounted cash flow projections is the value attributed to the operations beyond the projected discrete period using a perpetuity growth rate based on industry, revenue and operating income trends and growth prospects.

As disclosed in note 5 of our audited consolidated financial statements for the years ended August 31, 2015, 2014 and 2013, we concluded that under IFRS during the year ended August 31, 2015 we had impairments of $153.0 million (2014 - nil) (2013 – $100.0 million). The impairments during the year ended August 31, 2015 included an impairment loss related to: goodwill of $80.0 million and intangible assets of $70.7 million. In addition, we had an impairment loss of $2.3 million during the year ended August 31, 2015 with respect to the net proceeds received on the sale of the Edmonton Journal production facility. The impairments during the year ended August 31, 2013 included an impairment loss relating to: goodwill of $73.9 million, intangible assets  of $16.4 million and property and equipment of $3.6 million. In addition, we had an impairment loss of $6.1 million during the year ended August 31, 2013 with respect to the Edmonton Journal production facility upon reclassification of the asset from property and equipment to asset held-for-sale on the consolidated statement of financial position.

We monitor impairment indicators on a quarterly basis. Significant changes in market conditions, and estimates or judgements used to determine expected future cash flows that indicate a reduction in carrying value, may give rise to impairments in the period that the change becomes known and such impairments could have a material adverse effect on our results of operations.

Disruptions in the credit markets could adversely affect the availability and cost of short-term funds for liquidity requirements, and could adversely affect our access to capital or our ability to obtain financing at reasonable rates and refinance existing debt at reasonable rates or at all.

If internal funds are not available from our operations, we may be required to rely on the banking and credit markets to meet our financial commitments and short-term liquidity needs. Disruptions in the capital and credit markets could adversely affect our ability to access additional funds in the capital markets or draw on or refinance our existing or any future credit facilities. Although we believe that our operating cash flow and access to capital and credit markets will give us the ability to meet our financial needs for the foreseeable future, there can be no assurance provided that continued or increased volatility and disruption in the capital and credit markets will not impair our liquidity. If this should happen, we may not be able to put alternative credit arrangements in place or without a potentially significant increase in our cost of borrowing. As of August 31, 2015, we have $328.8 million First-Lien Notes and US$268.6 million Second-Lien Notes outstanding. No assurance can be provided that we will be able to refinance our indebtedness on attractive terms, or at all.

We may be adversely affected by the availability and terms of our insurance policies.

We carry liability, property and casualty insurance and director and officer liability insurance coverage subject to certain deductibles, limits and exclusions which we believe are customary or reasonable given the cost of procuring insurance and current operating conditions. However, there can be no assurance that: (i) such insurance coverage will continue to be offered on economically feasible terms, (ii) all events which could give rise to a loss or liability will be insurable, or (iii) the amounts of insurance coverage will at all times be sufficient to cover each and every material loss or claim which may occur involving our assets or operations.

Our underfunded registered pension plans or our inability to make required cash contributions to our pension plans could have a material adverse effect on us, our business, cash flows, operations and financial condition.

We maintain several defined benefit and defined contribution plans providing pension and other retirement and post-employment benefits to our employees. Provincial pension legislation requires that the funded status of registered defined benefit pension plans be determined on both a going concern basis (which essentially assumes the pension plan continues indefinitely) and a solvency basis (which essentially assumes a cessation of a pension plan, and is based on statutory requirements). Based on our most recently filed actuarial valuations as of December 31, 2013, the aggregate going concern surplus was approximately $24.6 million and the aggregate wind up deficiency (which essentially assumed that all of the pension plans terminated on their actuarial valuation dates) was approximately $57.7 million. The actual funded status of our pension plans and our contribution requirements are dependent on many factors, including regulatory developments and changes to legislation, changes to the level of benefits provided by the plans, actuarial assumptions and methods used, changes in plan demographics and experience, and changes in the economic conditions, such as the return on fund assets and changes in interest rates and other factors. Additionally, significant changes in investment performance or in a change in the portfolio mix of invested assets can result in corresponding increases and decreases in the valuation of plan assets, particularly equity securities, or in a change to the expected rate of return on plan assets. Significant variations in pension performance could produce volatility in our reported results, and significant underfunding in our pension plans could necessitate higher company contributions to those plans, which could have a material effect on our cash flows, liquidity and financial condition.

Significant changes in pension fund investment performance or assumptions relating to pension costs may have a material effect on the valuation of pension obligations, the funded status of pension plans and our pension cost.

Our pension cost is materially affected by the discount rate used to measure defined benefit obligations, and the level of plan assets available to fund those obligations at the measurement date. A change in the discount rate could result in a significant increase or decrease in the valuation of pension obligations, affecting the reported funded status of our pension plans as well as the net pension cost in subsequent fiscal years.

We may be adversely affected by foreign exchange fluctuations.

As of August 31, 2015, approximately 52% of the outstanding principal of our long-term debt is denominated in US dollars and interest, principal and premium, if any, on such borrowings must be paid in US dollars. As at August 31, 2015, we have US$268.6 million of Second-Lien Notes outstanding. Canadian currency is volatile and may retain the same or higher levels of volatility in the coming years. As a result, we have significant exposure to foreign exchange rate risk.

Our distribution costs could increase due to increases in fuel prices.

Although we do not incur significant fuel related distribution costs directly, our third-party distributors are adversely affected by rising fuel costs. Significant increases in fuel prices could result in increased fees paid to our distributors in the form of fuel subsidies or surcharges. Significant increases in fuel prices could result in material increases to our distribution expenses which could result in an adverse effect to our financial condition and results of operations.

We outsource certain aspects of our business to third-party vendors that may fail to reduce costs and may subject us to risks, including disruptions in our business and increased costs.

We continuously seek to make our cost structure more efficient and to focus on our core strengths. These efforts include contracting with other companies to perform functions or operations that, in the past, we have performed ourselves. We currently rely on partners or third-party service providers for services such as the provision of advertising production, call centre services, and certain of our printing operations, and we may outsource additional business functions in the future. Although we believe that outsourcing will result in lower costs and increased efficiencies, this may not be the case. Because these third parties may not be as responsive to our needs as we might be ourselves or they experience problems to their own operations beyond our control, outsourcing increases the risk of disruption to our operations. If we are unable to effectively utilize, or integrate with, our outsource providers, or if these partners or third-party service providers experience business difficulties or are unable to provide business services as anticipated, we may need to seek alternative service providers or resume providing these business processes internally, which could be costly and time-consuming and have a material adverse effect on our business and results of operations.

Our business may suffer if we are not able to retain and attract sufficient qualified personnel, including key managerial, editorial, technical, marketing and sales personnel.

We operate in an industry where there is intense competition for experienced personnel. We depend on our ability to identify, recruit, hire, train, develop and retain qualified and effective personnel. Our future success depends in large part upon the continued contribution of our senior management and other key employees. A loss of a significant number of skilled managerial, editorial or technical personnel would have a negative effect on the quality of our products. Similarly, a loss of a significant number of experienced and effective marketing and sales personnel would likely result in fewer sales of our products and could materially and adversely affect our results of operations and financial condition. Our ability to identify, recruit, hire, train, develop and retain qualified and effective personnel depends on numerous factors, including factors that we cannot control, such as competition and conditions in the local employment markets in which we operate. The loss of the services of any of our senior management or other key employees could harm our business and materially and adversely affect our ability to compete in our markets. Although we have employment agreements with certain members of senior management and key employees, those individuals may choose to terminate their respective employment at any time, and any such termination may have a material adverse effect on our business.

Increases in sales and other taxes could reduce our revenues and impact profit and cash flows.

In the markets in which we operate, some or all of our products are subject to local and national sales taxes and other taxes such as value-added taxes. Increases in taxes may have a negative effect on the sales of our products. Higher taxes may reduce profit margins on our products if we are unable to pass on the increase to our customers.

The occurrence of natural or man-made disasters could disrupt the marketing and promotion and delivery of our products and services, and adversely affect our financial condition and results of operation.

The success of our businesses is largely contingent on the availability of direct access to customers. As a result, any event that disrupts or limits our direct access to customers or disrupts our ability to rely on delivery services would materially and adversely affect our business. We are exposed to various risks arising out of natural disasters, as well as man-made disasters, including acts of terrorism and military actions. The threat of terrorism and ongoing military actions may cause significant volatility in global financial markets, and a natural or man-made disaster could trigger an economic downturn in the areas directly or indirectly affected by the disaster. These consequences could, among other things, result in a decline in business from those areas. Disasters also could disrupt public and private infrastructure, including communications and financial services, which could disrupt our normal business operations. In addition, increased energy costs, strikes and other labour-related supply chain disruptions could adversely affect our business. A natural or man-made disaster also could disrupt the operations of our counterparties or result in increased prices for the products and services they provide to us.

We have become subject to the requirements of Regulation 52-109 on Certification of Disclosure in Issuers’ Annual and Interim Filings and the Sarbanes Oxley Act and must devote time and resources to maintain compliance.

As a result of listing our shares on the TSX and our SEC-registered exchange offer for the Second-Lien Notes in the year ended August 31, 2011 and ongoing reporting requirements in the indenture governing the Second-Lien Notes, we are subject to the requirements of Regulation 52-109 and the Sarbanes Oxley Act, which requires, among other things, public companies to maintain disclosure controls and procedures to ensure timely disclosure of material information, and for foreign private issuers like ourselves, to have management review the effectiveness of those controls on an annual basis. These requirements may place a strain on our systems and resources. Sarbanes-Oxley also requires public companies to have and maintain internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements and to have management review the effectiveness of those controls on an annual basis following the filing of a company’s first annual report. In order to maintain and improve our disclosure controls and procedures and internal control over financial reporting, significant resources and management oversight are required. This may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

If we fail to maintain an effective system of internal controls, we may not be able to provide timely and reliable financial reports.

We are responsible for establishing and maintaining adequate internal control over financial reporting, which is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our business could be adversely affected by a change of laws.

Changes to the laws, regulations and policies governing our operations, the introduction of new laws, regulations or policies and changes to the treatment of the tax deductibility of advertising expenditures could have a material effect on our business, financial condition, prospects and results of operations. In addition, we may incur increased costs in order to comply with existing and newly adopted laws and regulations or pay penalties for any failure to comply. It is difficult to predict in what form laws and regulations will be adopted or how they will be construed by the relevant courts, or the extent to which any changes might adversely affect us.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

In the ordinary course of our business, we collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, as well as personally identifiable information of our customers (including credit card information) and employees, on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, regulatory penalties, disrupt our operations and the services we provide to customers, damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business, financial condition, results of operations and cash flows.

Risks relating to the assets acquired in the Sun Acquisition.

Although we have conducted due diligence in connection with the Sun Acquisition and QMI has provided a number of representations and warranties in the Purchase Agreement in favour of Postmedia in connection with the Sun Acquisition, an unavoidable level of risk remains regarding any undisclosed or unknown liabilities of, or issues concerning, the assets of Sun Media. We may discover that we have acquired substantial undisclosed liabilities. While QMI has agreed to indemnify us under the Purchase Agreement with respect to certain liabilities, losses and damages, many of the representations and warranties are qualified by knowledge and/or materiality and, subject to certain exceptions, the maximum indemnity available to Postmedia under the Purchase Agreement in respect of misrepresentations by QMI is $45 million. There can be no assurance of recovery by Postmedia from QMI for any breach of the representations, warranties or covenants provided by QMI under the Purchase Agreement because there can be no assurance that the amount and length of the indemnification obligations will be sufficient to satisfy such obligations or that QMI will have any assets or continue to exist. The inability to claim for full indemnification from QMI could have a material adverse impact on our business.

The integration of the assets acquired in the Sun Acquisition may not occur as planned.

The Sun Acquisition was undertaken by us with the expectation that its successful completion will result in cost savings by taking advantage of operating and other synergies to be realized from the acquisition. These anticipated benefits will depend in part on whether the assets acquired can be integrated in an efficient and effective manner. The integration of the assets acquired will present challenges to management, including the integration of systems and personnel of the two companies. As a result of these factors, it is possible that the cost savings and synergies expected from the Sun Acquisition will not be realized. The performance of Postmedia after completion of the Sun Acquisition could be adversely affected if this integration does not occur as anticipated.

In addition, to effectively integrate the assets acquired, we must establish appropriate administrative, finance and management systems and controls relating to those assets. This will require substantial attention from our management team. This diversion of management attention, as well as any other difficulties which we may encounter in completing the transition and integration process, could have a material adverse impact on our business.

Risks Related to our Indebtedness

Our substantial indebtedness could adversely affect our financial condition.

As of August 31, 2015, total carrying value of amounts outstanding under our respective debt agreements was $672.3 million (August 31, 2014 - $486.3 million).

Subject to the limits contained in the indenture that governs the First-Lien Notes and the indenture that governs the Second-Lien Notes, we may be able to incur substantial additional debt from time to time to finance working capital, capital expenditures, investments or acquisitions, or for other purposes. If we do so, the risks related to our high level of debt could intensify. Specifically, our high level of debt could have important consequences, including the following:

●	making it more difficult for us to satisfy our obligations with respect to the First-Lien Notes and Second-Lien Notes;

●	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements;

●
requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes;

●	increasing our vulnerability to general adverse economic and industry conditions;

●	exposing us to the risk of increased interest rates if of our borrowings are at variable rates of interest;

●	limiting the flexibility in planning for and reacting to changes in the industry in which we compete;

●	placing us at a disadvantage compared to other, less leveraged competitors; and

●	increasing our cost of borrowing.

In addition, the indenture that governs the First-Lien Notes and the indenture that governs the Second-Lien Notes contain restrictive covenants that limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all our debts.

Despite our current level of indebtedness, we may be able to incur substantially more debt. This could further exacerbate the risks to our financial condition described above.

Our operating subsidiary may be able to incur significant additional indebtedness in the future. Although the indenture that governs the First-Lien Notes and the indenture that governs the Second-Lien Notes contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions and the additional indebtedness incurred in compliance with these exceptions could be substantial. We may be able to issue additional First-Lien Notes under the indenture under certain circumstances, and may be able to incur other indebtedness that ranks equally with the First-Lien Notes. Additionally, the ABL Facility provided commitments of up to a maximum of $20 million until its expiry on October 16, 2015. All of those borrowings would be secured indebtedness. If new debt is added to our current debt levels, the related risks that we and our operating subsidiary now face could intensify.

The terms of the First-Lien Notes and the Second-Lien Notes restrict our current and future operations, particularly our ability to respond to changes or to take certain actions.

The indenture that governs the First-Lien Notes and the indenture that governs the Second-Lien Notes contain a number of restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long-term best interests, including, among other things, restrictions on our ability to:

●	incur additional indebtedness;

●	pay dividends or make other distributions or repurchase or redeem certain indebtedness or capital stock;

●	make loans and investments;

●	sell assets;

●	incur certain liens;

●	enter into transactions with affiliates;

●	alter the businesses we conduct;

●	enter into agreements restricting any subsidiary’s ability to pay dividends; and

●	consolidate, merge or sell all or substantially all of our assets.

A breach of the covenants under the indenture that governs the First-Lien Notes and the indenture that governs the Second-Lien Notes could result in an event of default under the applicable indebtedness. Such default may allow our creditors to accelerate the repayment of the related debt and may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. Furthermore, if we are unable to repay the amounts due and payable under the First-Lien Notes or the Second-Lien Notes, the applicable lenders could proceed against the collateral granted to such lenders to secure the indebtedness under the applicable facility. As a result of these restrictions, we may be:

●	limited in how we conduct our business;

●	unable to raise additional debt or equity financing to operate during general economic or business downturns; or

●	unable to compete effectively or to take advantage of new business opportunities.

These restrictions may affect our ability to grow in accordance with our plans.

We did not replace our ABL Facility

We had an ABL Facility with an availability of an aggregate amount of up to $20 million. The ABL Facility was secured on a first-priority basis by accounts receivable, cash and inventory of Postmedia Network Inc. and any related assets of Postmedia Network Canada Corp. The ABL Facility matured on October 16, 2015. We have not relied on the ABL Facility since its inception and we expect to be able to adequately fund future obligations without this type of financing, however the flexibility provided by the ABL Facility will no longer be available during periods of constrained liquidity.

We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or to refinance our debt obligations and derivative financial instruments depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond our control. We may be unable to maintain a level of cash flows from operating activities sufficient to permit us to pay the future amounts due on our indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance indebtedness. We may not be able to affect any such alternative measures, if necessary, on commercially reasonable terms, or at all and, even if successful, such alternative actions may not allow us to meet our scheduled debt service and derivative financial instrument obligations. The indenture that governs the First-Lien Notes and the indenture that governs the Second-Lien Notes restrict our ability to dispose of assets and use the proceeds from any such dispositions and may also restrict our ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. We may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service and derivative financial instrument obligations then due.

Our inability to generate sufficient cash flows to satisfy our debt and derivative financial instrument obligations, or to refinance indebtedness on commercially reasonable terms, or at all, would materially and adversely affect our business, financial position and results of operations, and our ability to satisfy such obligations.

If we cannot make scheduled payments on our debt, we will be in default and, as a result, holders of the First-Lien Notes and Second-Lien Notes could declare all outstanding principal and interest to be due and payable. In addition, our secured lenders could foreclose on or exercise other remedies against the assets securing such borrowings on a basis senior to the First-Lien Notes and we could be forced into bankruptcy, liquidation or other insolvency proceedings.

Risks Relating to Our Shares

An active public market for the Shares has not yet been developed.

On June 14, 2011 our Class C voting shares and our Class NC variable voting shares (“Shares”) began trading on the TSX. An active public market for the Shares has not yet developed and, if developed, may not be sustained. If an active public market does not develop, the liquidity of an investment in our Shares, and therefore the ability to buy or sell our Shares at or near the market price, may be limited.

Volatile market price for the Shares.

The market price for the Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond our control, including the following:

●	the lack of liquidity in the trading of our Shares;

●	actual or anticipated fluctuations in our quarterly results of operations;

●	changes in estimates of future results of operations by ourselves or securities research analysts;

●	changes in the economic performance or market valuations of other companies that investors deem comparable to us;

●	addition or departure of our executive officers and other key personnel;

●	release or other transfer restrictions on outstanding Shares;

●	sales or perceived sales of additional Shares;

●	our dual class share structure;

●	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving ourselves or our competitors; and

●	news reports relating to trends, concerns or competitive developments, regulatory changes and other related issues in our industry or target markets.

Financial markets are susceptible to significant price and volume fluctuations that may affect the market prices of equity securities of companies and may be unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Shares may decline even if our operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values which may result in impairment losses. As well, certain institutional investors may base their investment decisions on consideration of our environmental, governance and social practices and performance against such institutions’ respective investment guidelines and criteria, and failure to meet such criteria may result in a limited or no investment in the Shares by those institutions, which could adversely affect the trading price of the Shares. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, our operations could be adversely impacted and the trading price of the Shares may be adversely affected.

We have a dual class share structure.

Our authorized capital consists of two classes: Voting Shares and Variable Voting Shares. The Voting Shares may only be beneficially owned by persons that are Canadian. If a Canadian acquires Variable Voting Shares, such Shares will be automatically converted into Voting Shares.  A holder of Voting Shares, however, has the option at any time to convert some or all of such Shares into Variable Voting Shares and to convert those Shares back to Voting Shares. Given these conversion features and the fact that we will not know whether a purchaser of Variable Voting Shares is a Canadian unless such person completes a declaration provided by our transfer agent, the transfer agent’s records of the amount of Voting Shares and Variable Voting Shares outstanding at any one time may not be accurate. As we believe that the issued and outstanding Variable Voting Shares as at August 31, 2015 represent more than 99% of the outstanding Shares, if a Canadian acquires Variable Voting Shares such Shares would automatically convert into a larger percentage of the outstanding Voting Shares. In certain circumstances, such an acquisition may constitute an indirect take-over bid under applicable securities laws and require the offeror to make a formal take-over bid for the outstanding Voting Shares or, alternatively, rely on certain exemptions from the formal take-over bid requirements under applicable securities laws. Purchasers of our Shares should consider applicable take-over bid laws as well as the Postmedia Rights Plan prior to purchasing Shares that may represent more than 20% of any class. For purposes of determining beneficial ownership under the Postmedia Rights Plan, Variable Voting Shares beneficially owned or controlled by a person or subject of Canada are deemed to also include the Voting Shares into which such Variable Voting Shares could be converted. In addition, one class of Shares may be less liquid than the other and the classes of Shares may have different trading prices.

Postmedia Network Canada Corp. is a holding company.

Postmedia Network Canada Corp. (“PNCC”) is a holding company and a substantial portion of its assets are the capital stock of its subsidiary, Postmedia Network Inc. (“PMNI”). As a result, investors in PNCC are subject to the risks attributable to PMNI. As a holding company, PNCC conducts substantially all of its business through PMNI, which generates substantially all of its revenues. Consequently, PNCC’s cash flows and ability to complete current or desirable future enhancement opportunities are dependent on the earnings of PMNI and the distribution of those earnings to PNCC. The ability of PMNI to pay dividends and other distributions will depend on its operating results and will be subject to applicable laws and regulations which require that solvency and capital standards be maintained, and contractual restrictions contained in the instruments governing its debt. In the event of a bankruptcy, liquidation or reorganization of PMNI, holders of indebtedness and trade creditors will generally be entitled to payment of their claims from the assets of the subsidiary before any assets are made available for distribution to PNCC.

Future sales of Shares by directors and executive officers.

Subject to compliance with applicable securities laws, officers and directors and their affiliates may sell some or all of their Shares in the future. No prediction can be made as to the effect, if any, such future sales of Shares will have on the market price of the Shares prevailing from time to time. However, the future sale of a substantial number of Shares by our officers and directors and their affiliates, or the perception that such sales could occur, could adversely affect prevailing market prices for the Shares.

Dilution and future sales of Shares may occur.

Our articles permit the issuance of an unlimited number of Shares, and shareholders will have no pre-emptive rights in connection with such further issuances. Our directors have the discretion to determine the price and the terms of issue of further issuances of Shares.

Internal Controls

Disclosure controls and procedures within Postmedia have been designed to provide reasonable assurance that all relevant information is identified to its management, including the President and Chief Executive Officer (“CEO”) and the Executive Vice President and Chief Financial Officer (“CFO”), as appropriate, to allow required disclosures to be made in a timely fashion.

Internal controls over financial reporting have been designed by management, under the supervision of and with the participation of the CEO and CFO, to provide reasonable assurance regarding the reliability of Postmedia’s financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The CEO and CFO of Postmedia have evaluated the effectiveness of Postmedia’s internal controls over financial reporting during the year ended August 31, 2015. Based on this evaluation, the CEO and CFO concluded that disclosure controls and procedures and internal controls over financial reporting were effective as at August 31, 2015. The CEO and CFO have evaluated whether there were changes to Postmedia's internal control over financial reporting during the three months ended August 31, 2015, that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting. There were no changes identified during their evaluation. Management has limited the scope of the design of internal controls over financial reporting and disclosure controls and procedures to exclude the controls, policies and procedures related to the Sun Acquisition, the operating results of which are included in the consolidated financial statements for the period April 13, 2015 to August 31, 2015. The scope limitation is in accordance with Section 3.3 of National Instrument 52-109, Certification of Disclosure in Issuer’s Annual and Interim Filings, which allows an issuer to limit its design of internal controls over financial reporting and disclosure controls and procedures to exclude the controls, policies and procedures of a company acquired not more than 365 days before the end of the financial period to which the certificate relates.

The revenue and net earnings of the properties acquired as part of the Sun Acquisition for the period from April 13, 2015 to August 31, 2015 was $157.1 million and $7.2 million, respectively. The total assets and total liabilities for the properties acquired as part of the Sun Acquisition as at August 31, 2015 were approximately $401.5 million and $47.3 million, respectively.

Share Capital

As at October 19, 2015 we had the following number of shares and options outstanding:

Class C voting shares	1,053,622
Class NC variable voting shares	280,128,223
Total shares outstanding	281,181,845

Total options and restricted share units outstanding (1)	2,633,000

(1) The total options and restricted share units outstanding are convertible into 1,510,000 Class C voting shares and 1,123,000 Class NC variable voting shares. The total options and restricted share units outstanding include 1,847,000 options and restricted share units that are vested and 786,000 options that are unvested.